UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of September 2025
Commission File Number: 001-11960
AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F:
Form 20-F ☒ Form 40-F ☐

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own personal financial advice immediately from an appropriately authorised stockbroker, bank manager, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom (“UK”), is duly authorised by the Financial Services and Markets Act 2000 (“FSMA”), or, if you are not resident in the UK, from another appropriately authorised independent financial adviser in your own jurisdiction.
If you sell or have sold or otherwise transferred all of your shares in AstraZeneca PLC (“AstraZeneca”), please send this document and any accompanying documents or forms (other than documents or forms personalised to you) as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom you sell or have sold or transferred your shares for delivery to the purchaser or transferee. If you have sold or otherwise transferred only part of your holding of AstraZeneca Shares (as defined below), please consult the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.
This document is not a prospectus or prospectus-equivalent document and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any security, including any AstraZeneca Shares.

AstraZeneca PLC
(incorporated in England and Wales with registered number 02723534)
Proposed implementation of Harmonised Listing Structure involving a direct listing of AstraZeneca Shares on the NYSE
and
Notice of General Meeting

You should read the whole of this document. Your attention is drawn to the letter from the Chair of AstraZeneca which is set out in Part I (Letter from the Chair of AstraZeneca PLC) and Part II (Explanation of the proposals to implement the Harmonised Listing Structure) and which contains the unanimous recommendation of the directors of AstraZeneca that you vote in favour of the Resolution.
Notice of the General Meeting, which will be digitally-enabled and will be held on 3 November 2025 at 2:30 p.m. (GMT), is included at Part VII (Notice of General Meeting) of this document. This document should be read in conjunction with the relevant documents listed below concerning your shareholding in the Company:
(A)
for Shareholders who receive hard copy communications, the Form of Proxy (or, in the case of those who hold their shares through the CSN Facility, the CSN voting form);

(B)
for Shareholders who receive shareholder communications electronically, the combined voting instruction card and notice of availability (or, in the case of those who hold their shares in the CSN Facility, the combined CSN voting instruction card and notice of availability); or

(C)
for holders of Swedish Listed Shares and AstraZeneca ADSs, the separate documentation made available to such persons, respectively.

Further details of the action to be taken by Shareholders in relation to the appointment of proxies is set out in the section of this document entitled “Action to be taken” set out on pages 5 to 6 of this document.
Capitalised terms used in this document have the meanings ascribed to them in Part VI (Definitions) of this document.
This document is dated 29 September 2025.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS
Event	Expected time/date(1)
Publication of this Circular	29 September 2025
Posting of this Circular and Notice of General Meeting, the Forms of Proxy, CSN voting forms and voting instruction cards	30 September 2025
Latest time and date for receipt of Forms of Proxy, online proxy appointments and CREST electronic proxy appointment instruction	2:30 p.m. (GMT) on 30 October 2025(2)
Voting Record Time for the General Meeting	6:30 p.m. (GMT) on 30 October 2025(3)
General Meeting	2:30 p.m. (GMT) on 3 November 2025
The following dates are indicative only and subject to change
Expected date for termination of ADR Programme, delisting of AstraZeneca ADSs and cancellation of the listing and trading of AstraZeneca US Bonds on Nasdaq	2 February 2026
Expected time and date for commencement of trading in AstraZeneca Shares and AstraZeneca US Bonds on the NYSE	By 8:00 a.m. (ET) on 2 February 2026
Expected date for the issuance of AstraZeneca DIs to relevant CREST participant accounts	On or around 2 February 2026
Expected date for the issuance of statements of entitlement for existing CSN Eligible Certificated Shareholders and CSN Participants	By no later than 16 February 2026
NOTES:
(1)
All dates and times are based on AstraZeneca’s current expectations and are subject to change. If any of the dates and/or times change, AstraZeneca will give notice of the change by issuing an announcement through a Regulatory News Service.

(2)
Note that different deadlines apply to holders of Swedish Listed Shares and AstraZeneca ADSs and to existing CSN Participants, who should refer instead to the Notes to the Notice of General Meeting included in this document and any other documentation made available to them. In the event that the General Meeting is adjourned, not later than 48 hours (excluding any part of any day that is a non-working day) before the time fixed for the adjourned General Meeting.

(3)
Only those Shareholders entered on the Register of Members at 6:30 p.m. (GMT) on 30 October 2025 or, if the General Meeting is adjourned, on the Register of Members at 6:30 p.m. (GMT) on the day and time which is not more than 48 hours before the time of the adjourned meeting, (or, in each case, their Nominated Persons) shall be entitled to attend and vote at the General Meeting in respect of the number of AstraZeneca Shares registered in their name at that time. Please note that a different record time applies to holders of Swedish Listed Shares and AstraZeneca ADSs, who should refer to the separate documentation made available to such persons for further information.

IMPORTANT NOTICES
1.
General

The contents of this document are not to be construed as legal, business or tax advice. Recipients of this document should consult their own legal adviser, financial adviser or tax adviser for legal, financial or tax advice, as appropriate. Furthermore, AstraZeneca and the Board accept no responsibility for the accuracy or completeness of any information reported by the media or other parties, or the fairness or appropriateness of any forecasts, views or opinions expressed by the media or other parties regarding the contents of this document or AstraZeneca. AstraZeneca and the Board make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.
The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions in relation to this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Accordingly, this document may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.
2.
No incorporation of websites

The contents of the websites of AstraZeneca, its subsidiaries and subsidiary undertakings (the “AstraZeneca Group”) do not form part of this document and no one should rely on such websites or the contents thereof in reading this document.
3.
Forward-looking statements

This document contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Although the Group believes its expectations are based on reasonable assumptions, any forward-looking statements, by their very nature, involve risks and uncertainties and may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. The forward-looking statements reflect knowledge and information available at the date of preparation of this document and the Group undertakes no obligation to update these forward-looking statements. The Group identifies the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond the Group’s control, include, among other things:
1.
the risk of failure or delay in delivery of pipeline or launch of new medicines;

2.
the risk of failure to meet regulatory or ethical requirements for medicine development or approval;

3.
the risk of failures or delays in the quality or execution of the Group’s commercial strategies;

4.
the risk of pricing, affordability, access and competitive pressures;

5.
the risk of failure to maintain supply of compliant, quality medicines;

6.
the risk of illegal trade in the Group’s medicines;

7.
the impact of reliance on third-party goods and services;

8.
the risk of failure in information technology or cybersecurity;

9.
the risk of failure of critical processes;

10.
the risk of failure to collect and manage data and artificial intelligence in line with legal and regulatory requirements and strategic objectives;

11.
the risk of failure to attract, develop, engage and retain a diverse, talented and capable workforce;

12.
the risk of failure to meet our sustainability targets, regulatory requirements and stakeholder expectations with respect to the environment;

13.
the risk of the safety and efficacy of marketed medicines being questioned;

14.
the risk of adverse outcome of litigation and/or governmental investigations;

15.
intellectual property risks related to the Group’s products;

16.
the risk of failure to achieve strategic plans or meet targets or expectations;

17.
the risk of geopolitical and/or macroeconomic volatility disrupting the operation of our global business;

18.
the risk of failure in internal control, financial reporting or the occurrence of fraud; and

19.
the risk of unexpected deterioration in the Group’s financial position.

4.
No profit forecast

Nothing in this document, or any related presentation/webcast, should be construed as a profit forecast.

ACTION TO BE TAKEN
1.
Online platform

The Board strongly encourages all Shareholders (including holders of AstraZeneca Shares in a nominee account or brokerage account or through the CSN Facility) to participate in the General Meeting via the online platform, as the content and presentation will be optimised for that format. Shareholders can attend from any physical location using a personal device via the online platform, which can be found at: https://meetings.lumiconnect.com/100-392-363-424.
Further details, including joining instructions, are included in the Notes to the Notice of General Meeting in Part VII (Notice of General Meeting) of this document or, for holders of AstraZeneca ADSs and holders of Swedish Listed Shares, in the documentation made available to them.
2.
Appointment of proxy

Holders of AstraZeneca Shares are entitled to appoint a proxy in respect of some or all of their AstraZeneca Shares and may also appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such holder. Holders of AstraZeneca Shares are encouraged to appoint a proxy regardless of whether they intend to attend the General Meeting and should refer to the Notes to the Notice of General Meeting in Part VII (Notice of General Meeting) of this document for further information regarding the applicable procedures to be followed and deadline for submission of their proxy appointment depending on how they hold AstraZeneca Shares. The lodging of a proxy appointment will not prevent you from voting at the General Meeting if you so wish.
Holders of AstraZeneca Shares entitled to vote at the General Meeting may appoint a proxy electronically in accordance with the procedures set out in the Notes to the Notice of General Meeting in Part VII (Notice of General Meeting) of this document.
Holders of AstraZeneca ADSs and holders of Swedish Listed Shares should refer to paragraphs 4 and 5 (respectively) for further details of the arrangements applicable to them.
3.
Holders of AstraZeneca Shares in the CSN Facility

Holders of AstraZeneca Shares in the CSN Facility may vote on the day or submit voting instructions in advance of the General Meeting in accordance with the procedures set out in the Notes to the Notice of General Meeting in Part VII (Notice of General Meeting) of this document.
4.
Holders of AstraZeneca ADSs

Registered holders of AstraZeneca ADSs will receive a separate proxy voting instruction card and meeting guide, which includes instructions on how to vote and participate in the General Meeting.
Holders of AstraZeneca ADSs should follow the voting instructions set out in the notice documents sent to them. AstraZeneca ADS holders are encouraged to vote in advance of the General Meeting through the ADR Depositary, although arrangements will be in place to facilitate voting during the General Meeting. Where AstraZeneca ADS holders have submitted voting instructions in advance, it will not be possible to vote, or change previously submitted voting instructions, during the General Meeting via the online platform. Therefore, any AstraZeneca ADS holder wishing to vote via the online platform during the General Meeting should not submit voting instructions in advance.
5.
Holders of Swedish Listed Shares

Holders of Swedish Listed Shares should follow the joining instructions set out in the Notice and the separate documents sent to them. Holders of Swedish Listed Shares are encouraged to vote in advance of the General Meeting, although arrangements will be in place to facilitate voting during the General Meeting. Where holders of Swedish Listed Shares have submitted voting instructions in advance, it will not be possible to vote, or change previously submitted voting instructions, during the meeting via the online platform. Therefore, any holder of Swedish Listed Shares wishing to vote at the General Meeting should not submit voting instructions in advance.
6.
Shareholder Helpline

If you have any questions about this document or the General Meeting, or are in any doubt as to how to complete the Form of Proxy or online proxy appointment, please contact the Company’s registrar, Equiniti, at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA or call on +44 (0) 800 389 1580 between

8:30 a.m. and 5:30 p.m. (UK time), Monday to Friday (excluding English and Welsh public holidays). Calls to the helpline from outside the UK will be charged at applicable international rates. Calls may be recorded and monitored for security and training purposes. Please note that, for legal reasons, the helpline cannot provide advice on the merits of the Harmonised Listing Structure or related termination of the existing ADR Programme or give any legal, tax or financial advice.
Please note that the above helpline is not intended for use by holders of Swedish Listed Shares or AstraZeneca ADSs. Please refer to the separate documentation made available to such persons for details of the relevant arrangements.

PART I
LETTER FROM THE CHAIR OF AstraZeneca PLC
Directors:	Registered office:
Michel Demaré (Non-Executive Chair)
Pascal Soriot (Chief Executive Officer)
Aradhana Sarin (Chief Financial Officer)
Philip Broadley (Senior Independent Director)
Euan Ashley (Non-Executive Director)
Birgit Conix (Non-Executive Director)
Karen Knudsen (Non-Executive Director)
Rene Haas (Non-Executive Director)
Diana Layfield (Non-Executive Director)
Anna Manz (Non-Executive Director)
Sherilyn McCoy (Non-Executive Director)
Tony Mok (Non-Executive Director)
Nazneen Rahman (Non-Executive Director)
Marcus Wallenberg (Non-Executive Director)	AstraZeneca PLC 1 Francis Crick Avenue Cambridge Biomedical Campus Cambridge United Kingdom CB2 0AA
29 September 2025
To all Shareholders including CSN Participants, and, for information only, to participants in the AstraZeneca Share Plans and persons with information rights
Dear Shareholder
On behalf of the Board, I am pleased to invite you to a digitally-enabled general meeting of AstraZeneca to be held on 3 November 2025 at 2:30 p.m. (GMT) to consider the proposal announced earlier today (the “General Meeting”).
This letter summarises the background to and reasons for the proposal, which entails a new Harmonised Listing Structure across the London Stock Exchange, Nasdaq Stockholm and the NYSE. This requires upgrading AstraZeneca’s existing US equity listing by way of a direct listing of AstraZeneca Shares on the NYSE, replacing the existing US listing of AstraZeneca ADSs on Nasdaq (the “Harmonised Listing Structure”). This requires approval of certain amendments to the Company’s articles of association at the forthcoming General Meeting.
AstraZeneca’s business has evolved considerably over the last decade, driven mainly by its successful record of innovation, which has in turn generated significant growth in Total Revenue and profitability.
Total Revenue has increased from $24.7bn in 2015 to $54.1bn in 2024 and Core Operating Profit from $6.9bn to $16.9bn. Annual core R&D spending increased from $5.6bn to $12.2bn over the same period.
A significant part of this growth has been generated from the expansion of the Company in the US, which as at year-end 2024 accounted for 43% of Total Revenue and is expected to represent 50% of our revenue by 2030. We have also enjoyed a notable expansion of our revenues in many geographies and we now have a very broad geographical footprint.
The geographic composition of AstraZeneca’s investor base has also changed in the last decade, reflecting both AstraZeneca’s own business evolution as well as developments in the capital markets. US shareholders now represent our largest investor group. The US has the world’s largest and most liquid public markets by capitalisation, and the largest pool of innovative biopharma companies and investors.
AstraZeneca’s scientific and commercial achievements have been underpinned by its continuous adaptation to a rapidly changing and dynamic industry environment. The same approach needs to be followed in terms of access to capital markets. The Board is determined to ensure that the Group has the flexibility to access the broadest available pool of capital including in the US.
It is expected that the Harmonised Listing Structure will widen the pool of investors in AstraZeneca, especially US domestic institutional and retail investors.
If approved by Shareholders, the proposed Harmonised Listing Structure would be for the benefit of the Company as a whole as it will result in the AstraZeneca Shares becoming directly listed on the NYSE alongside the existing listings of AstraZeneca Shares on the London Stock Exchange and Nasdaq Stockholm.

Importantly, implementation of the proposed Harmonised Listing Structure will not change AstraZeneca’s current status as a UK incorporated, headquartered and tax resident company which will continue to be included in the FTSE 100 index and the OMX Stockholm 30 index.
AstraZeneca will remain bound by applicable UK governance principles and standards (including the Companies Act 2006 and the UK Corporate Governance Code) following the implementation of the Harmonised Listing Structure, and will continue to be subject to the City Code on Takeovers and Mergers.
The Harmonised Listing Structure proposal also reflects the weight the Board attaches to AstraZeneca’s long and distinguished heritage in the UK and Sweden. AstraZeneca is a truly global company, operating six global R&D centres on three continents, and active operationally and commercially in more than 125 countries. The proposed Harmonised Listing Structure will reinforce our global identity as we keep expanding and investing in our key markets.
Implementation of the Harmonised Listing Structure requires the termination of the existing ADR Programme and migration of the settlement system applicable to the AstraZeneca Shares, without any change in practice to Shareholders’ ownership rights in respect of such AstraZeneca Shares or the economic rights attaching to them (save in respect of fractional entitlements in respect of AstraZeneca ADSs).
This letter should be read in conjunction with the more detailed explanation set out in Part II (Explanation of the proposals to implement the Harmonised Listing Structure) of this document and the remainder of this document as a whole. In particular, your attention is drawn to paragraph 4 (Action to be taken in relation to the General Meeting) of Part II (Explanation of the proposals to implement the Harmonised Listing Structure) of this document and the part of this document headed “Action to be taken”.
The Directors consider the proposed Harmonised Listing Structure to be in the best interests of AstraZeneca and its Shareholders as a whole. Accordingly, the Directors unanimously recommend that Shareholders vote in favour of the Resolution to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial holdings of AstraZeneca Shares.
Yours faithfully,
Michel Demaré
Chair
AstraZeneca PLC

PART II
EXPLANATION OF THE PROPOSALS TO IMPLEMENT THE HARMONISED LISTING
STRUCTURE
Your attention is drawn to the letter from the Chair of AstraZeneca set out in Part I (Letter from the Chair of AstraZeneca PLC) of this document. That letter contains, inter alia, the background to and reasons for the proposed Harmonised Listing Structure and the unanimous recommendation by the Board to Shareholders to vote in favour of the Resolution to be proposed at the forthcoming General Meeting, notice of which is included in Part VII (Notice of General Meeting) of this document.
That letter also states that the Board considers the proposal and its terms to be in the best interests of AstraZeneca and its Shareholders as a whole.
A description of the action to be taken by Shareholders in relation to the General Meeting is set out in the part of this document entitled “Action to be taken”. The full text of the Resolution to be proposed at the General Meeting is set out in Part VII (Notice of General Meeting) of this document.
1.
Summary of principal steps required to effect the Harmonised Listing Structure

As set out in the letter from the Chair set out in Part I (Letter from the Chair of AstraZeneca PLC) of this document, implementation of the Harmonised Listing Structure requires the termination of the existing ADR Programme and migration of the primary settlement system applicable to the AstraZeneca Shares from CREST to DTC (the “Settlement System Migration”).
•
Termination of ADR Programme: the existing ADR Programme and the current listing of AstraZeneca ADSs on Nasdaq will be terminated and the AstraZeneca ADSs will be cancelled in exchange for the right to receive or direct delivery of the number of AstraZeneca Shares they represent.

•
Settlement System Migration: in order to implement the Harmonised Listing Structure, the New Articles will be used to effect the Settlement System Migration, without any change in practice to Shareholders’ ownership rights in respect of such AstraZeneca Shares or the economic rights attaching to them (save in respect of fractional entitlements in respect of AstraZeneca ADSs). In practice, Shareholders trading uncertificated AstraZeneca Shares on the NYSE, London Stock Exchange (settling in the form of AstraZeneca DIs) or Nasdaq Stockholm following the implementation of the Harmonised Listing Structure will continue to have substantially the same trading and settlement experience as they have today (including in respect of such AstraZeneca Shares which are currently traded in the form of AstraZeneca ADSs). See Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document for further details.

•
Change of registrar: prior to, and in preparation for, the implementation of the Harmonised Listing Structure, AstraZeneca proposes to transfer the management of the Register from Equiniti Limited to Computershare Investor Services PLC. Shareholders will be notified once the change has become effective. From the Effective Time, the Register will be administered in the United States by CTCNA.

As stated in the letter from the Chair set out in Part I (Letter from the Chair of AstraZeneca PLC) of this document, Shareholder approval is now being sought for the Harmonised Listing Structure by way of approval of certain amendments to AstraZeneca’s Existing Articles which are required to implement the Settlement System Migration. A consequence of the Settlement System Migration is that the trading and settlement of AstraZeneca Shares on the London Stock Exchange will no longer occur directly through the CREST settlement system. Instead, interests in AstraZeneca Shares will be held, settled and transferred through CREST in the form of AstraZeneca DIs, with each AstraZeneca DI representing an entitlement to one underlying AstraZeneca Share. Further details of these arrangements are set out in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document. The adoption of the New Articles is the most practical way to enable AstraZeneca to implement these arrangements.
The implementation of the Harmonised Listing Structure and the related termination of the existing ADR Programme is conditional upon the approval of the Resolution by Shareholders at the General Meeting, notice of which is set out in Part VII (Notice of General Meeting) of this document. Subject to such approval being obtained, the Harmonised Listing Structure is expected to take effect by 2 February 2026.
Conditional upon the Harmonised Listing Structure, the listings of the various US dollar bonds issued by the Company and AstraZeneca Finance LLC and currently traded on Nasdaq (the “AstraZeneca US Bonds”) will be terminated, and the listing and trading of the AstraZeneca US Bonds on the NYSE will commence immediately following the Effective Time. Having the AstraZeneca US Bonds and the AstraZeneca Shares listed on the same US exchange will result in AstraZeneca being subject to regulation by only one US exchange. Shareholder approval is not required for the relisting of the AstraZeneca US Bonds.
Shareholders are advised to read the whole of this document and not just rely on the summary information presented in this Part II (Explanation of the proposals to implement the Harmonised Listing Structure).
2.
Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration

Holders of AstraZeneca Shares traded on the London Stock Exchange currently have the option to hold interests in AstraZeneca Shares either directly in certificated form with the holder named on the Register of Members or in uncertificated form through CREST. The AstraZeneca Shares traded on Euroclear Sweden are all currently held in uncertificated form through CREST by Euroclear Sweden as custodian on behalf of the relevant Shareholders. AstraZeneca ADSs are currently traded on Nasdaq pursuant to the ADR Programme.
The precise arrangements for holding interests in AstraZeneca Shares immediately following the Effective Time will vary depending on how such interests are held immediately before the Effective Time, as described in this paragraph 2 and in more detail in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.
Notwithstanding these arrangements, Shareholders and (save in respect of fractional entitlements) holders of AstraZeneca ADSs will continue to have the same economic rights as they have today following implementation of the Settlement System Migration and these changes will not result in any change in practice to Shareholders’ ownership rights.
Uncertificated AstraZeneca Shares held through CREST and traded on the London Stock Exchange (other than Affiliate Shares)
For the AstraZeneca Shares to be listed on the NYSE, AstraZeneca Shares must be eligible for deposit and clearing through DTC, which means that they cannot be held directly via CREST. Legal title to the AstraZeneca Shares traded on the London Stock Exchange (other than Affiliate Shares) will instead be transferred to the DTC Nominee at the Effective Time, and AstraZeneca DIs will be issued on a one for one basis to the relevant CREST accounts through which the relevant interests in AstraZeneca Shares were held immediately prior to the Effective Time by or for the account of the relevant uncertificated holder.
As a technical matter, following the implementation of the Settlement System Migration, Shareholders wishing to trade their AstraZeneca Shares on the London Stock Exchange will transfer and settle their interests in AstraZeneca Shares through CREST in the form of AstraZeneca DIs. AstraZeneca DIs will be automatically applied to the account through which such Shareholders currently hold their entitlement to AstraZeneca Shares at the Effective Time without any further action required by the relevant Shareholder. In practice, such Shareholders will continue to have substantially the same trading and settlement experience in the UK as they have today.
For the avoidance of doubt, existing CSN Participants will continue to hold their interests in AstraZeneca Shares (settled in the form of AstraZeneca DIs following the Effective Time) through the CSN Facility, with the CSN Nominee holding such interests as nominee for and on behalf of the relevant underlying holders on the CSN Terms and Conditions annexed to this document, which will differ from the terms and conditions in place immediately prior to the Effective Time insofar as is required to reflect the Settlement System Migration.
Following the Effective Time, it is anticipated that awards under the AstraZeneca Share Plans that, under current arrangements, would be settled with AstraZeneca Shares traded on the London Stock Exchange will instead be settled with an equivalent number of AstraZeneca DIs, and share awards that, under current arrangements, would be settled with AstraZeneca ADSs will instead be settled with the number of AstraZeneca Shares those AstraZeneca ADSs represent. The changes to settlement and dealings described above will apply equally to AstraZeneca Shares and AstraZeneca ADSs that were acquired by individuals on the vesting of share awards prior to the Effective Time. Individuals who hold AstraZeneca Shares or AstraZeneca ADSs through EquatePlus (the company’s share plan nominee system) will hold AstraZeneca DIs or AstraZeneca Shares (as applicable) in this way following the Effective Time. Participants in the AstraZeneca Share Plans will be contacted separately about these changes.
Further details are set out in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.

Certificated Shareholders (other than those holding Affiliate Shares)
At the Effective Time, the AstraZeneca Shares held in certificated form by Shareholders (other than Affiliate Shares) will also be transferred to and deposited with DTC.
CSN Eligible Certificated Shareholders will be automatically enrolled in the CSN Facility and will hold and may settle their interests in AstraZeneca Shares through CREST in the form of AstraZeneca DIs through the CSN Facility following implementation of the Settlement System Migration.
Where the CSN Facility cannot be made available to certain certificated Shareholders for regulatory or jurisdictional reasons, the underlying AstraZeneca Shares held by such CSN Non-Eligible Certificated Shareholders will be transferred into a temporary election agent facility within DTC managed by the Election Agent. During the specified Holding Period, such CSN Non-Eligible Certificated Shareholders will be able to elect how their interests in AstraZeneca Shares are to be held going forward. Any CSN Non-Eligible Certificated Shareholders who have not made an election by the end of the Holding Period will have their AstraZeneca Shares delivered to them in certificated form.
Further details of the CSN Facility and the procedures and options applicable to CSN Non-Eligible Certificated Shareholders are set out in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.
Affiliate Shares
Affiliate Shares (whether in certificated or uncertificated form) will not be eligible for deposit and clearing in DTC and will need to be held outside the DTC clearing system until certain criteria are met, with depositary receipts issued to the relevant Affiliate Shareholders on a one for one basis (“AstraZeneca DRs”). Affiliate Shareholders will be notified of their designation as such and will be contacted separately regarding these changes.
Further details of these arrangements are set out in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.
AstraZeneca ADSs
At the Effective Time, the ADR Programme and the current listing of AstraZeneca ADSs on Nasdaq will be terminated. All AstraZeneca ADSs which remain issued and outstanding thereunder at the Effective Time will be cancelled in exchange for the right to receive or direct delivery of the number of AstraZeneca Shares they represent. Following such cancellation, AstraZeneca Shares (other than Affiliate Shares underlying AstraZeneca ADSs) will be transferred: (i) in the case of uncertificated AstraZeneca ADS, to the DTC Nominee; or (ii) in the case of registered AstraZeneca ADSs, transferred into a temporary election agent facility within DTC to be held by the Election Agent during a specified Holding Period, during which such holders of registered AstraZeneca ADSs may elect how their interest in AstraZeneca Shares shall be held going forward, provided that in each case, where holdings of AstraZeneca ADSs cannot be exchanged for an exact number of AstraZeneca Shares, fractions will be aggregated and sold in the open market with the net cash proceeds from the sale thereof being distributed to any holders entitled thereto. As a result of these changes, holders of AstraZeneca ADSs will be able to trade their AstraZeneca Shares directly on the NYSE following the Effective Time.
Further details are set out in paragraph 2(e) (AstraZeneca Shares represented by AstraZeneca ADSs) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.
Holders of AstraZeneca Shares traded on Nasdaq Stockholm
At the Effective Time, AstraZeneca Shares (other than Affiliate Shares) traded on Nasdaq Stockholm will be transferred to the DTC Nominee and deposited with DTC. Euroclear Bank SA/NV, an affiliate of Euroclear Sweden and an existing DTC participant, will hold the DTC book-entry interests in respect of such AstraZeneca Shares as custodian for Euroclear Sweden. Holders of such AstraZeneca Shares will have their entitlements settled within Euroclear Sweden in the same manner as they currently do.
Further details are set out in paragraph 2(b) (DTC Eligible Swedish Listed Shares) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.

Repositioning of interests in AstraZeneca Shares following the Effective Time
Holders of AstraZeneca Shares (including AstraZeneca Shares represented by AstraZeneca DIs) will be entitled to reposition their holdings following the Effective Time, enabling them to trade their AstraZeneca Shares via the NYSE, the London Stock Exchange or Nasdaq Stockholm. The mechanism for doing so will depend on how such interest is held at the relevant time. Further details are set out in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document.
Trading currency
Following the Effective Time, AstraZeneca Shares will continue to trade in pounds sterling on the London Stock Exchange and in Swedish krona on Nasdaq Stockholm, and will trade in US dollars on the NYSE.
Mandates and elections
To the extent possible, all mandates, preferences, elections and instructions as to the payment currency of dividends, notices and other communications in force and duly notified to AstraZeneca immediately prior to the Effective Time relating to AstraZeneca Shares shall, unless and until revoked or amended, be deemed as (and continue to be) valid and remain unchanged following the Effective Time for DTC Eligible Uncertificated Shareholders, CSN Eligible Certificated Shareholders and CSN Participants. CSN Non-Eligible Certificated Shareholders or holders of Other ADS Shares who elect to hold their AstraZeneca Shares in certificated form or who fail to make an election within the Holding Period are expected to be required to submit revised payment preferences in respect of future mandates, preferences elections and instructions as to the payment currency of dividends.
3.
Resolution to be proposed at the General Meeting

Shareholders should read the Notice of Meeting set out in Part VII (Notice of General Meeting) of this document for the full text of the Resolution and for further details about the General Meeting.
The Resolution is required to adopt the New Articles which will effect the Settlement System Migration, reflecting the operational changes resulting from such transfer and enabling Shareholders to hold, and settle transfers of, their interests in AstraZeneca Shares following the implementation of the Harmonised Listing Structure. The Harmonised Listing Structure and related Settlement System Migration cannot proceed unless the Resolution is approved by 75% of the votes cast (in person or by proxy) by Shareholders at the General Meeting. The Resolution will be decided on a poll.
Further details of the proposed amendments to the Existing Articles are set out in Part V (Proposed Amendments to the Existing Articles) of this document. Copies of the proposed New Articles and the Existing Articles, marked up to show the proposed changes, are available for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company’s website at https://www.astrazeneca.com/investor-relations/shareholder-information.html#2025-0 from the date of this document and will be made available for inspection on the online platform and at the place of the General Meeting for at least 15 minutes before and during the General Meeting.
4.
Action to be taken in relation to the General Meeting

As outlined above, implementation of the Harmonised Listing Structure is conditional on the approval by Shareholders of the Resolution. Your vote is very important.
The General Meeting will be a digitally-enabled meeting that is broadcast live to enable all Shareholders, including holders of AstraZeneca ADSs and Swedish Listed Shares, to participate in the General Meeting. The content and presentation of the General Meeting will be optimised for online participation. Shareholders who plan to attend the General Meeting are therefore strongly encouraged to join via the online platform, which can be found at:
https://meetings.lumiconnect.com/100-392-363-424
A step-by-step guide on how to join the General Meeting electronically from your personal device via the online platform can be found on pages 38 to 39 of this document. Holders of Swedish Listed Shares and AstraZeneca ADSs should instead follow the instructions set out in the notice documents made available to them. Your attention is also drawn to the part of this document entitled “Action to be taken” and the Notes to the Notice of General Meeting which each contain details of how to submit questions, and how to vote, either in advance or during the General Meeting.

5.
Taxation

Your attention is drawn to Part IV (Certain Taxation Matters) of this document for further information regarding certain UK, US and Swedish taxation consequences of the Harmonised Listing Structure, including the termination of the existing ADR Programme and the Settlement System Migration. Shareholders who are in any doubt about their tax position are strongly recommended to consult an appropriately qualified independent professional adviser immediately.

PART III
SETTLEMENT AND DEALINGS IN ASTRAZENECA SHARES
FOLLOWING THE SETTLEMENT SYSTEM MIGRATION
Shareholders are advised to read this Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) carefully to ensure that they understand the arrangements that will apply to them following the implementation of the Harmonised Listing Structure (including the Settlement System Migration).
1.
Overview of existing arrangements in respect of AstraZeneca’s listed securities

As at the date of this document, holders of AstraZeneca Shares traded on the London Stock Exchange (the “London Listed Shares”) have the option to hold interests in AstraZeneca Shares either directly in certificated form with the holder named on the Register of Members or in uncertificated form through CREST with trades settled through the CREST settlement system.
The Swedish Listed Shares are all currently held in uncertificated form within CREST by Euroclear Sweden as custodian on behalf of the relevant Shareholders, with trades settled through by way of local book entries within the Euroclear Sweden system.
American depositary shares representing uncertificated AstraZeneca Shares (the “AstraZeneca ADSs”) are currently traded on Nasdaq on a two for one basis pursuant to the ADR Programme. The AstraZeneca ADSs are evidenced by American depositary receipts (“AstraZeneca ADRs”). The AstraZeneca Shares underlying the AstraZeneca ADSs are currently held within CREST by Guaranty Nominees Limited, as nominee for the ADR Depositary.
The AstraZeneca US Bonds are currently traded on Nasdaq and settled through DTC.
2.
Changes to Settlement and Dealings in AstraZeneca Shares at the Effective Time

(a)
DTC Eligible London Listed Shares

Issuance of AstraZeneca DIs
Following the Settlement System Migration, AstraZeneca Shares will no longer be capable of transfer or settlement directly through the CREST settlement system. For this reason, from the Effective Time, AstraZeneca will enter into arrangements with the DI Depositary (as defined below) to enable Shareholders holding DTC Eligible London Listed Shares (the “DTC Eligible Uncertificated Shareholders”) to continue to hold, and settle transfers of, their interests in AstraZeneca Shares in CREST in the form of AstraZeneca DIs, each representing an entitlement to one underlying AstraZeneca Share. No AstraZeneca DIs will be created in respect of AstraZeneca Shares held outside the DTC system.
Whilst there will be technical differences with respect to the underlying settlement mechanics of trading AstraZeneca Shares in the UK by virtue of transacting through AstraZeneca DIs, in practice such Shareholders will continue to have substantially the same trading and settlement experience in the UK as they have today.
At the Effective Time, in accordance with Articles 149.1 and, 149.7 and 149.8 of the New Articles, the DTC Eligible London Listed Shares (including, for the avoidance of doubt, those held in the CSN Facility for the account of CSN Participants immediately prior to the Effective Time) will be transferred to the DTC Nominee. Book entry interests will be issued through DTC to the DTC participant account of CTCNA, acting in its capacity as custodian in respect of the DTC Eligible London Listed Shares represented by DTC book entry interests underlying the AstraZeneca DIs (the “DI Custodian”). The DI Custodian will hold those DTC book entry interests as custodian for Computershare Investor Services PLC, acting in its capacity as depositary for the AstraZeneca DIs (the “DI Depositary”). The DI Depositary will issue and apply AstraZeneca DIs representing such DTC Eligible London Listed Shares on a one-for-one basis through CREST to the CREST account in which each such DTC Eligible Uncertificated Shareholder previously held DTC Eligible London Listed Shares.
AstraZeneca DIs will be created and issued under the terms of the deed poll made by the DI Depositary (the “DI Deed”), which will govern the relationship between the DI Depositary and the holders of AstraZeneca DIs. The DI Deed is available on request from the DI Depositary from the date of this document. To request a copy of the DI Deed, please contact the DI Depositary by phone on 0370 707 1682 (from inside the UK) or +44 (0) 370 707 1682 (from outside the UK). Lines are open 8:30 a.m. to 5:30 p.m. (UK time), Monday to Friday (excluding public holidays in England and Wales).

The registered holder of AstraZeneca Shares represented by AstraZeneca DIs will be the DTC Nominee. The custodian of those AstraZeneca Shares will be the DI Custodian, which will hold the book entry interest in such AstraZeneca Shares through the DTC clearing system for the DI Depositary. The DI Depositary will hold the book entry interests in those AstraZeneca Shares on trust (as bare trustee under English law). The DI Depositary will maintain a register of holders of AstraZeneca DIs and will make such register accessible to AstraZeneca.
Rights attaching to AstraZeneca DIs
Under the DI Deed, the DI Depositary will: (a) send out notices of general meetings to the holders of AstraZeneca DIs; and (b) produce a definitive list of holders of AstraZeneca DIs at the record date for such general meetings. In addition, holders of AstraZeneca DIs will be entitled to provide voting instructions via the DI Depositary to the DI Custodian in respect of the underlying AstraZeneca Shares.
As a result, the holders of AstraZeneca DIs will be able to:
•
receive notices of general meetings of AstraZeneca;

•
give directions as to voting at general meetings of AstraZeneca;

•
request to be appointed as proxy in respect of AstraZeneca Shares underlying their AstraZeneca DIs, enabling them to attend and speak at general meetings of AstraZeneca; and

•
have made available to them, at their request, copies of the annual report and accounts of AstraZeneca and all other documents issued by AstraZeneca to Shareholders generally.

Holders of AstraZeneca DIs will otherwise be treated in the same manner as if they were registered holders of AstraZeneca Shares underlying their AstraZeneca DIs, so far as is possible in accordance with applicable law, the CREST arrangements and the DI Deed. This will include being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of AstraZeneca Shares.
Holders of AstraZeneca DIs will be able (with settlement occurring through AstraZeneca DIs) to trade AstraZeneca Shares on the London Stock Exchange or choose to cancel their AstraZeneca DIs (as described below) and trade the underlying AstraZeneca Shares which such AstraZeneca DIs represent on the NYSE. Following the Effective Time, holders of AstraZeneca Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel AstraZeneca DIs that they receive upon the implementation of the Harmonised Listing Structure.
Repositioning from CREST to DTC or Euroclear Sweden and related withdrawal of AstraZeneca Shares underlying AstraZeneca DIs
Following the Effective Time, holders of AstraZeneca DIs will be able to cancel their AstraZeneca DIs by submitting a cross-border instruction in respect of the underlying AstraZeneca Shares through CREST to the DI Depositary in the form of a CREST stock withdrawal message. This message must include the account information of the nominated DTC participant in accordance with the rules and practices of the DI Depositary, CREST and DTC. Shareholders intending to transact through Euroclear Sweden will be able to deliver the relevant book entry interests in AstraZeneca Shares through DTC to Euroclear Bank SA/NV, as custodian for Euroclear Sweden. When submitting such cross-border instruction, holders of AstraZeneca DIs will be required to warrant that such transfer will not represent a change in beneficial ownership.
Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and holders of AstraZeneca DIs should consider these timings, and those of their chosen broker, when instructing corresponding trades on NYSE or Nasdaq Stockholm.
Cancellation of AstraZeneca DIs is subject to a charge. For details of the current cancellation charges or for assistance in cancelling AstraZeneca DIs and lodging cross-border instructions, holders of AstraZeneca DIs should contact the DI Depositary by phone on 0370 707 1682 (from inside the UK) or +44 (0) 370 707 1682 (from outside the UK) between 8:30 a.m. and 5:30 p.m. (UK time), Monday to Friday (excluding public holidays in England and Wales). Alternatively, holders of AstraZeneca DIs may email Computershare at: uk.globaltransactions@computershare.com.
Other terms of the DI Deed
Holders of AstraZeneca DIs will be required to warrant, among other things, that any AstraZeneca Shares issued or transferred to the DI Depositary (or the DI Custodian on its behalf) will be free and clear of all third party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.

Subject to certain exceptions, the DI Depositary and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified against all liabilities incurred in the performance of their obligations under the DI Deed. The DI Depositary may: (i) make deductions from income or capital receipts which would otherwise be due to the AstraZeneca DI holder; and/or (ii) sell the underlying AstraZeneca Shares and make such deductions from the proceeds of sale, as may be required by applicable law in order to meet the DI Depositary’s obligations to account for any tax liability in respect of such sale.
The DI Deed contains provisions excluding and limiting the DI Depositary’s liability. The DI Depositary will not be liable for any acts or omissions of AstraZeneca, the CREST operator or any third party reasonably appointed by the DI Depositary outside its group to provide services in connection with AstraZeneca DIs. Nor will the DI Depositary be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the AstraZeneca Shares or the AstraZeneca DIs or AstraZeneca Shares represented by such AstraZeneca DIs will be liable to pay to the DI Depositary an amount of such taxes, duties, charges, costs or expenses as is proportionate or referable to their AstraZeneca DIs, or alternatively the DI Depositary may deduct from income or capital receipts which would otherwise be due to the AstraZeneca DI Holder such amounts.
The DI Depositary may terminate the DI Deed by giving at least 30 days’ notice to AstraZeneca DI holders. The DI Depositary may amend the DI Deed by giving 30 days’ notice to AstraZeneca DI holders where such amendments do not, in the reasonable opinion of the DI Depositary, materially affect the interests of holders of AstraZeneca DIs. For any amendment which shall, in the reasonable opinion of the DI Depositary, be materially prejudicial to the interests of the AstraZeneca DI holders as a whole, such amendments shall not take effect until 40 days after service of notice on the AstraZeneca DI holders.
The DI Depositary (or any other duly appointed nominee or custodian) may require any holder of AstraZeneca DIs to provide information in relation to their holdings of AstraZeneca DIs on the same basis as such information may be required from a holder of AstraZeneca Shares.
In relation to distribution payments arising from dividends payable in respect of interests in AstraZeneca Shares held in the form of AstraZeneca DIs, the DI Depositary will pay such distributions to the relevant holders of AstraZeneca DIs in pounds sterling unless the relevant holders of AstraZeneca DIs have lodged a valid and permitted currency payment election through the CREST system for such payments to be payable in a permitted alternative currency such as US dollars instead of in pounds sterling.
To the extent possible, all mandates, preferences and other instructions given to AstraZeneca and in force at the Effective Time relating to AstraZeneca Shares (and to be represented by AstraZeneca DIs following the Effective Time) shall, unless and until revoked or amended, be deemed as from the Effective Time to be valid and effective mandates, preferences and instructions to the DI Depositary. However, to ensure the latest instructions are implemented, recipients of AstraZeneca DIs should consider contacting the DI Depositary after the Effective Time and ahead of any dividend event to confirm that this is the case. Further information on electing for alternative currency preferences is set out in the separate Shareholder FAQs document which has been made available to Shareholders at the same time as this document.
(b)
DTC Eligible Swedish Listed Shares

In order to preserve the listing of the DTC Eligible Swedish Listed Shares on Euroclear Sweden under the existing UK assigned international securities identification number (ISIN) and enable holders of the DTC Eligible Swedish Listed Shares to continue to trade and have their entitlements to DTC Eligible Swedish Listed Shares settled within Euroclear Sweden in the same way as they currently do, Euroclear Sweden (through its affiliate, Euroclear Bank SA/NV) will hold book entry entitlements to such DTC Eligible Swedish Listed Shares through the DTC system directly (rather than through CREST in the form of AstraZeneca DIs representing such DTC Eligible Swedish Listed Shares).
As a result, at the Effective Time, in accordance with Articles 149.4, 149.7 and 149.8 of the New Articles, the DTC Eligible Swedish Listed Shares will be transferred to the DTC Nominee, with book entry interests subsequently issued through DTC to the DTC participant account of Euroclear Bank SA/NV, an affiliate of Euroclear Sweden and an existing DTC participant, which will hold the DTC book-entry interests in such DTC Eligible Swedish Listed Shares as custodian for Euroclear Sweden. Notwithstanding the new arrangement, holders of DTC Eligible Swedish Listed Shares shall retain all economic and legal rights equivalent to those held immediately prior to the Effective Time (including with respect to mandates, preferences and other instructions in force and duly notified to AstraZeneca immediately prior to the Effective Time).

Repositioning from Euroclear Sweden to CREST or DTC
Following the Effective Time, persons beneficially entitled to AstraZeneca Shares deposited with DTC may elect to reposition their interests in such AstraZeneca Shares by lodging a cross-border instruction so that book-entry interests in respect of such AstraZeneca Shares can be debited from the DTC participant account of Euroclear Bank SA/NV and credited to another nominated DTC participant account, enabling trading of such interests in AstraZeneca Shares via the NYSE. Holders of Swedish Listed Shares seeking to transact through CREST and/or trade on the London Stock Exchange can subsequently provide CREST settlement details and deliver the book entry interests in the AstraZeneca Shares through DTC to the DI Custodian, as custodian for the DI Depositary. For further details or assistance in lodging cross-border instructions for settlement in CREST, such persons should contact us.globaltransactions@computershare.com. For further details or assistance in lodging a cross-border delivery to or from Euroclear Sweden, such persons should contact their broker or custodian.
(c)
AstraZeneca Shares held in certificated form

(i)
CSN Eligible Certificated Shareholders

The CSN Facility
Following the Effective Time, Shareholders who hold their AstraZeneca Shares in certificated form may find that holding and trading such shares directly involves US market practices and formalities that may be unfamiliar to such holders. In light of the foregoing, arrangements will be made for holders of DTC Eligible Certificated Shares who are resident in a CSN Permitted Jurisdiction (the “CSN Eligible Certificated Shareholders”) to have their DTC Eligible Certificated Shares held through the CSN Facility (such DTC Eligible Certificated Shares, the “CSN Eligible Certificated Shares”).
At the Effective Time, in accordance with Articles 149.2, 149.7 and 149.8 of the New Articles, DTC will credit book entry interests in respect of the CSN Eligible Certificated Shares to the account of the DI Custodian, which will hold those CSN Eligible Certificated Shares represented by DTC book entry interests as custodian for the DI Depositary. The DI Depositary will issue the AstraZeneca DIs representing such CSN Eligible Certificated Shares through CREST to the account of the CSN Nominee. The CSN Nominee will, in turn, hold those AstraZeneca DIs as nominee for the CSN Operator, with Computershare Investor Services PLC acting as trustee for such CSN Eligible Certificated Shareholders under the CSN Facility (details of which are included in the CSN Terms and Conditions annexed to this document). Each CSN Participant will receive a statement of entitlement from the CSN Nominee detailing their holding and explaining how they may deal in their AstraZeneca Shares through the CSN Facility, including details of ongoing services and details of the special dealing facility, where eligible.
CSN Participants will be able to lodge a trading instruction in respect of the underlying AstraZeneca Shares to which they are entitled by opening an account prior to dealing at www.computershare.com/dealing/uk, subject to any applicable due diligence requirements. For further guidance CSN Participants can contact Computershare by phone on 0370 707 1682 (from inside the UK) or +44 (0) 370 707 1682 (from outside the UK) between 8:30 a.m. to 5:30 p.m. (UK time), Monday to Friday (excluding public holidays in England and Wales) and provide their unique holder identification number detailed on their statement of entitlement. Alternatively, CSN Participants who wish to lodge a trade with a third party may withdraw from the CSN Facility (as described below) before lodging a trading instruction with their chosen third party broker.
To the extent possible, all mandates, preferences and other instructions in force and duly notified to AstraZeneca immediately prior to the Effective Time relating to AstraZeneca Shares (and to be represented by AstraZeneca DIs following the Effective Time) shall, unless and until revoked or amended, be deemed as from the Effective Time to be valid and effective mandates, preferences and instructions to Computershare UK in relation to the AstraZeneca DIs held through the CSN Facility issued in respect thereof.
Withdrawal from the CSN Facility
CSN Participants will be able to withdraw from the CSN Facility by completing the relevant form provided by the CSN Operator and providing details of the CREST account to which the AstraZeneca DIs, or the DTC participant to which the underlying AstraZeneca Shares, should be delivered, in accordance with the rules and practices of the CSN Nominee, CREST and DTC (as applicable). CSN Participants may also request that the underlying AstraZeneca Shares are withdrawn from the CSN Facility and registered in their name directly on the Register, as will be administered in the United States by CTCNA.
Valid instructions received by the CSN Operator are typically completed within 48 hours (excluding any non-working days in any relevant jurisdictions) and CSN Participants should consider these timings, and those of their chosen broker, when instructing trades.

Withdrawal from the CSN Facility is subject to a charge, being £50 at the Latest Practicable Date, but a grace period of 30 calendar days from the Effective Time will be provided during which CSN Participants can withdraw from the CSN Facility free of charge.
Other terms of the CSN Facility
The CSN Nominee will hold, as nominee for the CSN Operator, AstraZeneca DIs for CSN Participants on the CSN Terms and Conditions annexed to this document. Under the CSN Terms and Conditions, each CSN Participant is the beneficial owner of those AstraZeneca DIs which represent their underlying AstraZeneca Shares and may give instructions to transfer the AstraZeneca DIs or underlying AstraZeneca Shares. By participating in the CSN Facility, CSN Participants warrant and undertake that they will not grant any liens, charges or encumbrances over their AstraZeneca DIs.
The CSN Operator agrees to pass on communications from AstraZeneca and act on CSN Participants’ instructions to exercise voting and other rights in relation to their underlying AstraZeneca Shares (provided that it is put in funds if it is required to make any payment) and to take all reasonable steps to treat CSN Participants, so far as possible, in the same way as a registered holder of AstraZeneca Shares, as described above for AstraZeneca DI holders.
The CSN Operator (directly or through its nominee, the CSN Nominee) is appointed as agent for the CSN Participants to give CREST or, if applicable, DTC instructions. Neither the CSN Operator nor the CSN Nominee is responsible for losses incurred from acts or omissions of the CREST or DTC member through whom messages are delivered into CREST or DTC on its behalf or arising from CREST or DTC. CSN Participants are required to indemnify the CSN Operator and the CSN Nominee for costs and liabilities which may arise if they require the CSN Operator and the CSN Nominee to give CREST or DTC instructions which cannot be completed for any reasons connected with the CSN Participant.
The CSN Operator may terminate a CSN Participant’s participation in the CSN Facility if the CSN Participant materially breaches the CSN Terms and Conditions, in which case the CSN Nominee will be instructed to transfer the underlying AstraZeneca DIs to a CREST account, or the underlying AstraZeneca Shares to a DTC participant account, nominated by the CSN Participant or, in the absence of either CREST or DTC account information, the CSN Nominee will be instructed to arrange for the CSN Participant to be placed directly on the Register.
CSN Participants may be required to provide information in relation to their underlying holdings of AstraZeneca DIs on the same basis as such information may be required from a holder of AstraZeneca Shares.
The CSN Terms and Conditions do not restrict a CSN Participant’s rights under the rules of the Financial Conduct Authority or the UK Financial Services Act 2012 and can be amended with AstraZeneca’s consent.
The CSN Terms and Conditions are annexed to this document.
(ii)
CSN Non-Eligible Certificated Shareholders

For regulatory or jurisdictional reasons, under the CSN Terms and Conditions, holders of DTC Eligible Certificated Shares resident in Non-Permitted Jurisdictions (“CSN Non-Eligible Certificated Shareholders”) will not be entitled to participate in the CSN Facility.
At the Effective Time, in accordance with Articles 149.3, 149.7 and 149.8 of the New Articles, DTC will credit book entry interests in respect of the CSN Non-Eligible Certificated Shares to the account of CTCNA in its capacity as the Election Agent, which will hold those CSN Non-Eligible Certificated Shares represented by DTC book entry interests in custody, as election agent, for such CSN Non-Eligible Certificated Shareholders during the Holding Period.
As soon as reasonably practicable following the Effective Time, CSN Non-Eligible Certificated Shareholders will be provided with a letter of transmittal pursuant to which each CSN Non-Eligible Certificated Shareholder will be requested to make an election during the Holding Period to have all their underlying CSN Non-Eligible Certificated Shares (or book entry interests representing such CSN Non-Eligible Certificated Shares) either: (i) transferred from the custody of CTCNA to a specified DTC participant; (ii) sold (at such CSN Non-Eligible Certificated Shareholder’s expense) in the market for the best price reasonably obtainable on their behalf; or (iii) withdrawn from the custody of CTCNA, registered in the CSN Non-Eligible Certificated Shareholder’s name directly on the Register and issued in the name of such CSN Non-Eligible Certificated Shareholder in certificated form, in each case in accordance with the rules and practices of CTCNA and/or DTC (as applicable) (each, an “Election Agent Custody Exit Event”). Any CSN Non-Eligible Certificated Shareholder which does not make any such election prior to the end of the Holding Period, will, following expiry of the Holding Period, be issued a certificate in respect of their CSN Non-Eligible Certificated Shares and will be registered as the holder of such CSN Non-Eligible Certificated Shares directly on the Register. CSN Non-Eligible Certificated Shareholders should note that in circumstances where they are issued a certificate in respect of (and registered as the holder of) CSN Non-Eligible Certificated Shares, subsequent transfers into the DTC clearing system would generally be subject to UK stamp duty or SDRT at the rate of 1.5% of the amount of the consideration given or the value of the shares (if there is no consideration in money or money’s worth given) and may be required to obtain a medallion signature guarantee from an authorised financial intermediary.
Pending completion of an Election Agent Custody Exit Event, (i) any dividends or distributions that become payable in respect of the DTC Eligible Certificated Shares held by CTCNA (in its capacity as custodian of the underlying CSN Non-Eligible Certificated Shares) will accrue for the benefit of, but may not be paid to, the relevant CSN Non-Eligible Certificated Shareholder; and (ii) CSN Non-Eligible Certificated Shareholders will not be able to exercise any voting rights in respect of their underlying CSN Non-Eligible Certificated Shares.
CSN Non-Eligible Certificated Shareholders who elect to hold their AstraZeneca Shares in certificated form or fail to make an election within the Holding Period are expected to be required to submit revised payment preferences in respect of future mandates, preferences elections and instructions as to the payment currency of dividends.
(d)
Affiliate Shares

CTCNA depositary receipt facility
Affiliate Shares will not be eligible for deposit and clearing in DTC because they are not freely tradable pursuant to applicable US federal securities laws and therefore do not meet the relevant eligibility standards provided for in DTC’s applicable rules and procedures.
Accordingly, at the Effective Time, in accordance with Articles 149.5, 149.7 and 149.8 of the New Articles, Affiliate Shares will be transferred to the DR Depositary Nominee as nominee for CTCNA, acting in its capacity as depositary on behalf of the relevant Affiliate Shareholder (the “DR Depositary”). The DR Depositary will, in its capacity as depositary for such Affiliate Shareholders, issue AstraZeneca DRs to each such Affiliate Shareholder in respect of their underlying entitlement to Affiliate Shares on a one for one basis.
AstraZeneca DRs will be constituted and issued under the terms of the agreement made by the DR Depositary constituting the AstraZeneca DRs (the “DR Terms”), which will govern the relationship between the DR Depositary and the holders of AstraZeneca DRs.
Transfers of AstraZeneca Shares underlying AstraZeneca DRs
Subject to compliance with applicable securities laws (including any applicable holding period), following the Effective Time an Affiliate Shareholder may instruct the DR Depositary to cancel all or a portion of its AstraZeneca DRs in order to effect a transfer of its underlying Affiliate Shares by the DR Depositary to the DTC Nominee, which will, at the election of the relevant Affiliate Shareholder, credit book entry interests in respect of such Affiliate Shares to: (i) the relevant DTC participant nominated by the Affiliate Shareholder, in order to facilitate transfers of such Affiliate Shares by way of book entry through the DTC clearing system; (ii) the DTC participant account of the DI Custodian (acting as custodian of such book entry interests for the DI Depositary which will then issue AstraZeneca DIs on a one-for-one basis in respect of such Affiliate Shares to the CREST account nominated by the relevant Affiliate Shareholder), in order to facilitate transfers of such Affiliate Shares through the CREST settlement system; or (iii) the DTC participant account of Euroclear Bank SA/NV, in order to facilitate transfers of such AstraZeneca Shares on Euroclear Sweden.
(e)
AstraZeneca Shares represented by AstraZeneca ADSs

The changes summarized in paragraphs (a), (b) and (c) above will not apply to AstraZeneca Shares in issue immediately prior to the implementation of the Harmonised Listing Structure that are held by Guaranty Nominees Limited, as nominee for the ADR Depositary. Instead, at the Effective Time, the existing AstraZeneca ADR facility arrangements will be terminated, any book entry interests held by the relevant DTC participants in the AstraZeneca ADSs will be debited (without further crediting), any AstraZeneca ADSs that remain issued and outstanding thereunder will be cancelled and legal title to the AstraZeneca Shares (other than Affiliate Shares) represented by such AstraZeneca ADSs prior to the Effective Time will be transferred in accordance with Articles 149.6, 149.7 and 149.8 of the New Articles, as described below.
AstraZeneca ADSs currently held through DTC
Subject to, and in exchange for, the cancellation of all AstraZeneca Shares (other than Affiliate Shares) represented by ADSs which were registered in the name of the DTC Nominee immediately prior to the Effective Time, as represented by AstraZeneca Shares held by Guaranty Nominees Limited, (the “Cede ADS Shares”), the DTC Nominee will receive, and be registered as the holder of, such number of Cede ADS Shares as is equal (save in respect of fractional entitlements, as described below) to the number of Cede ADS Shares which such AstraZeneca ADSs represent, to be held on behalf of the DTC participants who held interests in AstraZeneca ADSs through DTC.
Registered AstraZeneca ADSs
Registered holders of AstraZeneca ADSs will be given the opportunity during the Holding Period to elect how they wish to hold the underlying AstraZeneca Shares (other than Affiliate Shares) represented by the AstraZeneca ADSs held by them prior to the Effective Time (the “Other ADS Shares”). They may elect to have all such AstraZeneca Shares: (i) transferred from the custody of the Election Agent to a specified DTC participant; (ii) sold in the market at the holder’s expense for the best price reasonably obtainable on their behalf; or (iii) delivered to them in certificated form. Following the expiry of the Holding Period (and in the absence of any election with respect to their AstraZeneca Shares), such registered AstraZeneca ADS holders will be issued a certificate in respect of their Other ADS Shares and will be the registered or record holder of such Other ADS Shares. Registered holders of AstraZeneca ADSs should note that in circumstances where they are issued a certificate in respect of (and registered as the holder of) Other ADS Shares, subsequent transfers into the DTC clearing system would generally be subject to UK stamp duty or SDRT at the rate of 1.5% of the amount of the consideration given or the value of the shares (if there is no consideration in money or money’s worth given) and may be required to obtain a medallion signature guarantee from an authorised financial intermediary.
Pending completion of an Election Agent Custody Exit Event, (i) any dividends or distributions that become payable in respect of the Other ADS Shares held by CTCNA (in its capacity as custodian of the underlying Other ADS Shares) will accrue for the benefit of, but may not be paid to, the relevant registered holder of Other ADS Shares; and (ii) registered holders of Other ADS Shares will not be able to exercise any voting rights in respect of their underlying Other ADS Shares.
Registered holders of Other ADS Shares who elect to hold their AstraZeneca Shares in certificated form or who fail to make an election within the Holding Period are expected to be required to submit revised payment preferences in respect of future mandates, preferences elections and instructions as to the payment currency of dividends.
Fractional entitlements
Persons whose holding of AstraZeneca ADSs cannot be exchanged for an exact number of AstraZeneca Shares (and who would otherwise be left with a fractional entitlement) will not be allocated fractions of AstraZeneca Shares and instead, the fractions of AstraZeneca Shares will be aggregated and the whole number of AstraZeneca Shares represented thereby will be sold by CTCNA, as AstraZeneca’s transfer agent, in the open market with the net cash proceeds from the sale thereof being distributed to any holders entitled thereto on a pro-rata basis.

PART IV
CERTAIN TAXATION MATTERS
1.
United Kingdom Taxation

The following statements, which are intended as a general guide only, summarise certain limited aspects of the UK tax treatment of the implementation of the Harmonised Listing Structure, including the Settlement System Migration, and the acquisition, holding or disposal of AstraZeneca Shares or AstraZeneca DIs thereafter. They are based on current UK legislation and published HMRC practice (which may not be binding on HMRC) applying as at 25 September 2025, being the latest practicable date prior to publication of this document, both of which are subject to change, possibly with retrospective effect. They do not constitute legal or tax advice and do not purport to be a complete analysis of all UK tax considerations relating to the implementation of the Harmonised Listing Structure, including the Settlement System Migration, or the acquisition, holding or disposal of AstraZeneca Shares or AstraZeneca DIs thereafter.
Except in relation to UK stamp duty and SDRT, the statements set out below apply to UK Holders only. They also do not apply to certain categories of UK Holders subject to special tax rules and therefore do not apply, in particular, to persons as market makers; brokers; charities; trustees; dealers in securities; intermediaries; insurance companies; collective investment schemes; exempt pension funds; qualifying new residents; temporary non-residents; non-residents carrying on a trade, profession or vocation in the UK; and persons connected with depositary arrangements or clearance services, in each case to whom special rules may apply.
References to “UK Holders” are to Shareholders or holders of AstraZeneca DIs (as applicable) who: are resident only in the UK for UK tax purposes; in the case of individuals, are persons to whom “split year” treatment does not apply; do not have a permanent establishment, branch or agency in any jurisdiction besides the UK with which the holding of the AstraZeneca Shares and/or AstraZeneca DIs is connected; hold neither AstraZeneca ADSs nor Swedish Listed Shares; hold their AstraZeneca Shares and/or AstraZeneca DIs as an investment (other than under a pension arrangement or an individual savings account); and are the absolute beneficial owners of their AstraZeneca Shares and/or AstraZeneca DIs and any dividends paid on them.
THE STATEMENTS BELOW SUMMARISE THE CURRENT POSITION AND ARE INTENDED AS A GENERAL GUIDE ONLY. SHAREHOLDERS WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION AND/OR MAY BE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK ARE STRONGLY RECOMMENDED TO CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.
(a)
Taxation of the implementation of the Harmonised Listing Structure (including the Settlement System Migration)

(i)
UK capital gains tax and UK corporation tax on chargeable gains

The implementation of the Harmonised Listing Structure, including the Settlement System Migration, should not trigger a disposal of AstraZeneca Shares held by UK Holders for the purposes of UK capital gains tax or UK corporation tax on chargeable gains.
(ii)
UK stamp duty and SDRT

AstraZeneca has received HMRC clearance confirming that the transfers of legal title in the AstraZeneca Shares into the DTC clearing system, to the extent required in order to implement the Harmonised Listing Structure, including the Settlement System Migration, at the Effective Time, will not be subject to UK stamp duty or SDRT.
Such HMRC clearance only applies to transfers into the DTC clearing system made at the Effective Time in order to implement the Harmonised Listing Structure (and transfers of AstraZeneca Shares held by Affiliate Shareholders and transferred to the CTCNA depositary receipt facility at the Effective Time). It does not apply to transfers of AstraZeneca Shares into the DTC clearing system after the Effective Time (other than certain transfers of AstraZeneca Shares held by Affiliate Shareholders at the Effective Time), which would generally be subject to UK stamp duty or SDRT at the rate of 1.5% of the amount of the consideration given or, if there is no consideration in money or money’s worth given, the market value of the shares.

(b)
Taxation following the implementation of the Harmonised Listing Structure (including the Settlement System Migration)

(i)
Taxation of dividends paid in respect of AstraZeneca Shares

The implementation of the Harmonised Listing Structure should not affect the tax treatment of UK Holders as regards dividends paid in respect of AstraZeneca Shares.
(ii)
Taxation of disposals of AstraZeneca Shares and AstraZeneca DIs

The implementation of the Harmonised Listing Structure should not affect the tax treatment of UK Holders as regards disposals of AstraZeneca Shares, and equivalent treatment should apply in respect of disposals of AstraZeneca DIs.
(iii)
UK stamp duty and SDRT treatment of transfers of AstraZeneca Shares and AstraZeneca DIs

No UK stamp duty will be payable in respect of transfers of AstraZeneca Shares or AstraZeneca DIs following the implementation of the Harmonised Listing Structure, provided that no written instrument of transfer is used to effect the transfer (such an instrument of transfer should not be necessary in respect of AstraZeneca Shares held within the DTC clearance system).
While the AstraZeneca Shares are held within the DTC clearance system, agreements to transfer such shares should not be subject to SDRT (provided DTC continues to satisfy various conditions specified in UK legislation). AstraZeneca has received HMRC clearance confirming that agreements to transfer AstraZeneca DIs which represent AstraZeneca Shares held within the DTC clearance system will also not be subject to SDRT.
Transfers of, or agreements to transfer, AstraZeneca Shares from the DTC clearance system into another clearance system (or into a depositary receipt system) should not be subject to UK stamp duty or SDRT, provided that the other clearance system or depositary receipt system satisfies various conditions specified in UK legislation.
Please see Part IV, subsection 1(a)(ii) (Certain Taxation Matters — UK stamp duty and SDRT) of this document above for a discussion of the UK stamp duty and SDRT treatment of AstraZeneca shares that are held outside the DTC clearance system and subsequently transfer (or transfer back) into the DTC clearance system. Any 1.5% charges arising in those circumstances would need to be paid by the transferor as a precondition to the transfer into the DTC clearance system.
If the AstraZeneca Shares are held outside the DTC clearance system and are transferred by way of written instrument, then UK stamp duty at the rate of 0.5% (rounded up to the next multiple of £5) of the amount or value of the consideration given would generally be payable on the written instrument transferring the AstraZeneca Shares. Other than in the circumstances described above for AstraZeneca Shares held in (or transferred to) the DTC clearance system (including AstraZeneca Shares that are represented by AstraZeneca DIs), a charge to SDRT will also arise on an unconditional agreement to transfer shares (at the rate of 0.5% of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to that agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled.
SHAREHOLDERS WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION AND/OR MAY BE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE UK ARE STRONGLY RECOMMENDED TO CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.
2.
United States Taxation

The following discussion is a general summary based on present law of certain US federal income tax consequences (x) to US Holders of AstraZeneca ADSs that receive AstraZeneca Shares as a result of the termination of the AstraZeneca ADR facility arrangement and (y) to US Holders of AstraZeneca Shares resulting from the implementation of the Harmonised Listing Structure, including the Settlement System Migration. This discussion is not a complete description of all tax considerations that may be relevant to US Holders; it is not a substitute for tax advice. It applies only to US Holders that hold AstraZeneca Shares and AstraZeneca ADSs as capital assets and use the US dollar as their functional currency. In addition, it does not describe all of the US federal income tax considerations that may be relevant to a US Holder in light of a US Holder’s particular circumstances, including US Holders subject to special rules, such as banks or other financial institutions, insurance companies, tax-exempt entities, dealers, traders in securities that elect to mark-to-market, regulated investment companies, real estate investment trusts, partnerships and other pass-through entities (including S-corporations), US expatriates, persons liable for the alternative minimum tax, persons that directly, indirectly or constructively, own 10% or more of the total combined voting power of AstraZeneca’s voting stock or of the total value of AstraZeneca’s equity interests, investors that hold AstraZeneca Shares in connection with a permanent establishment or fixed base outside the US, or investors that hold AstraZeneca Shares or AstraZeneca ADSs as part of a hedge, straddle, conversion, constructive sale or other integrated financial transaction. This summary also does not address US federal taxes other than the income tax (such as estate or gift taxes) or US state and local, or non-US, tax laws or considerations.
Persons who are partners in a partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) that holds AstraZeneca Shares or AstraZeneca ADSs should consult their own tax advisors regarding the specific US federal income tax consequences to them of the termination of the AstraZeneca ADR facility arrangement, and resulting from the implementation of the Harmonised Listing Structure, including the Settlement System Migration.
(a)
Termination of the AstraZeneca ADR Facility Arrangement

A US Holder of AstraZeneca ADSs will not recognise a gain or loss in connection with the receipt of AstraZeneca Shares as a result of the termination of the AstraZeneca ADR facility arrangement, except to the extent of cash received in lieu of an entitlement to a fractional AstraZeneca Share. The difference between the US Holder’s tax basis allocable to the fractional entitlement and the cash received in lieu of such entitlement will be a capital gain or loss which will be a long-term capital gain or loss if the US Holder has held its AstraZeneca ADS for more than one year at the effective time of the termination of the AstraZeneca ADR facility arrangement.
A US Holder’s tax basis in its AstraZeneca Shares will equal its aggregate tax basis in its AstraZeneca ADSs reduced by any amount allocable to a fractional entitlement for which cash is received. A US Holder’s holding period for its AstraZeneca Shares will include its holding period of the AstraZeneca ADSs exchanged and cancelled therefor.
(b)
Implementation of the Harmonised Listing Structure (including the Settlement System Migration)

The implementation of the Harmonised Listing Structure, including the Settlement System Migration, will not be a taxable event to US Holders of AstraZeneca Shares, therefore, US Holders of AstraZeneca Shares will not recognise a gain or loss in connection with the Harmonised Listing Structure, including the Settlement System Migration.
(c)
Taxation following the implementation of the Harmonised Listing Structure (including the Settlement System Migration)

(i)
Taxation of dividends paid in respect of AstraZeneca Shares

The implementation of the Harmonised Listing Structure should not affect the tax treatment of US Holders as regards dividends paid in respect of AstraZeneca Shares.
(ii)
Taxation of disposals of AstraZeneca Shares

The implementation of the Harmonised Listing Structure should not affect the tax treatment of US Holders as regards disposals of AstraZeneca Shares.
SHAREHOLDERS WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION AND/OR MAY BE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN THE US ARE STRONGLY RECOMMENDED TO CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.
3.
Swedish Taxation

The following statements, which are intended as a general guide only, summarise certain limited aspects of the Swedish tax treatment of the implementation of the Harmonised Listing Structure, including the Settlement System Migration. They are based on current Swedish legislation and published Swedish Tax Agency practice (which may not be binding on the Swedish Tax Agency) applying as at 25 September 2025, being the latest practicable date prior to publication of this document, both of which are subject to change, possibly with retrospective effect. They do not constitute legal or tax advice and do not purport to be a complete analysis of all Swedish tax considerations relating to the implementation of the Harmonised Listing Structure, including the Settlement System Migration.

The implementation of the Harmonised Listing Structure, including the Settlement System Migration, should not result in any Swedish tax consequences for Shareholders holding Swedish Listed Shares traded on Nasdaq Stockholm; this has been confirmed by the Swedish Tax Agency.
There should be no Swedish stamp duty, transfer or registration taxes (or similar duties or taxes) as a result of the implementation of the Harmonised Listing Structure, including the Settlement System Migration.
SHAREHOLDERS WHO ARE IN ANY DOUBT ABOUT THEIR TAX POSITION AND/OR MAY BE SUBJECT TO TAXATION IN ANY JURISDICTION OTHER THAN SWEDEN ARE STRONGLY RECOMMENDED TO CONSULT AN APPROPRIATELY QUALIFIED INDEPENDENT PROFESSIONAL ADVISER IMMEDIATELY.

PART V
PROPOSED AMENDMENTS TO THE EXISTING ARTICLES
Certain amendments to the Existing Articles are being proposed in order to implement and reflect the Harmonised Listing Structure and the Settlement System Migration.
The proposed changes will take effect from the time specified in the Resolution. Shareholders are encouraged to review the proposed amendments to the Existing Articles in their entirety. Copies of the proposed New Articles and the Existing Articles, marked up to show the proposed changes, are available for inspection as set out in paragraph 3 (Resolution to be proposed at the General Meeting) of Part II (Explanation of the Proposals to Implement the Harmonised Listing Structure) of this document. Set out below is an explanation of the amendments to the Existing Articles proposed to be made pursuant to the Resolution set out in the Notice of General Meeting in Part VII (Notice of General Meeting) of this document. Unless otherwise specified, references to Articles in this summary are to Articles in the New Articles.
New Articles ref.	Explanation for proposed amendment
Article 2 (Definitions)
New definitions have been inserted in Article 2 and certain existing definitions have been amended. Save as expressly set out below, these changes are required to refer to the various entities and steps involved in the Settlement System Migration.

Article 3 (Construction)
Certain changes are required to reflect the fact that the Uncertificated Securities Regulations 2001 will no longer apply following implementation of the Harmonised Listing Structure. Consequential amendments have also been proposed to relevant definitions in Article 2 and to Article 6.3(d).

Article 40 (Method of voting to apply for so long as Ordinary Shares held in DTC)
Insertion of a new Article (as an entrenched provision) requiring voting at a general meeting to be decided on a poll for so long as any AstraZeneca Shares are held in DTC. A poll means that a Shareholder has one vote for every AstraZeneca Share held and the votes of all Shareholders who submit a proxy form in advance of the meeting are counted, even if the Shareholder does not participate in the meeting. Consequential changes have been proposed to Articles 42, 43 and 46.

Article 54.4 (Obligations of Approved Depositaries)
Clarification that provision by the Approved Depositary (as defined in the New Articles) of information pursuant to a request made under section 793 of the Companies Act will be at the Company’s expense.

Article 59 (Appointment of proxy: form)
Amendments to provide that proxy appointments relating to AstraZeneca Shares held in the name of the DTC Nominee to be in a form and manner approved by the Board, which may include a voting instruction form provided by a third party.

Article 142	Clarification that DTC and the DTC Nominee will not maintain a register or system to record appointed proxies.
Article 149.1 (Transfer of DTC Eligible London Listed Shares and CSN Eligible Certificated Shares)
Inclusion of a new Article to effect the following transactions in respect of each DTC Eligible London Listed Share or CSN Eligible Certificated Share at the Effective Time:
(a) the automatic transfer of each such AstraZeneca Share to the DTC Nominee by first transferring such AstraZeneca Shares to the DR Depositary Nominee as set out in Article 149.8;
(b) the automatic cancellation of any outstanding share certificates in respect thereof;
(c) the recording of the DTC Nominee as the registered holder of each such AstraZeneca Share and crediting of a book entry interest in respect of each such AstraZeneca Share to the DI Custodian as custodian for the DI Depositary; and
(d) in respect of DTC Eligible London Listed Shares, the issuance by the DI Depositary to the relevant Shareholders (or, in the case of such AstraZeneca Shares held in the CSN Facility, to Computershare Company Nominees Limited (or such other entity as the CSN Operator may nominate) of AstraZeneca DIs representing such AstraZeneca Shares on a one for one basis. The new Article 149.1 also specifies that the relevant Shareholder will be bound by the terms of the DI

New Articles ref.	Explanation for proposed amendment

Deed which governs the relationship between the DI Depositary and the holders of AstraZeneca DIs and is available on request (see paragraph 2(a) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document) and the CSN Terms and Conditions (where applicable).

New Article 149.2 (Transfer of CSN Eligible Certificated Shares)
Inclusion of a new Article providing that Article 149.1 applies to the transfer of CSN Eligible Certificated Shares, save that any AstraZeneca DI which is issued in respect of any CSN Eligible Certificated Share shall be issued to the CSN Nominee as nominee for the CSN Operator and the relevant Shareholder shall be bound by the CSN Terms and Conditions annexed to this document in addition to the terms of the DI Deed, each as amended from time to time.

New Article 149.3 (Transfer of CSN Non-Eligible Certificated Shares)
Inclusion of a new Article to effect the following transactions in respect of each CSN Non-Eligible Certificated Share at the Effective Time:
(a) the automatic transfer of each such CSN Non-Eligible Certificated Share to the DTC Nominee by first transferring such CSN Non-Eligible Certificated Shares to the DR Depositary Nominee as nominee for the DR Depositary as set out in Article 149.8;
(b) the automatic cancellation of any outstanding share certificates in respect thereof; and
(c) the recording of the DTC Nominee as the registered holder of each such CSN Non-Eligible Certificated Share and crediting of a book entry interest in respect of each such CSN Non-Eligible Certificated Share to CTCNA as election agent for the relevant Shareholder for a period not expected to exceed 180 calendar days under the custody arrangements described in this document.

New Article 149.4 (Transfer of DTC Eligible Swedish Listed Shares)
Inclusion of a new Article to effect the following transactions in respect of each DTC Eligible Swedish Listed Share at the Effective Time:
(a) the automatic transfer of each such DTC Eligible Swedish Listed Share to the DTC Nominee by first transferring such DTC Eligible Swedish Listed Shares to the DR Depositary Nominee as set out in Article 149.8; and
(b) the recording of the DTC Nominee as the registered holder of each such DTC Eligible Swedish Listed Share and crediting of a book entry interest in respect of each such DTC Eligible Swedish Listed Share to Euroclear Bank SA/NV as custodian for Euroclear Sweden under the arrangements described in this document.

New Article 149.5 (Transfer of Affiliate Shares)
Inclusion of a new Article 149.5 to effect the following transactions in respect of each Affiliate Share at the Effective Time:
(a) the automatic transfer of each such Affiliate Share to the DR Depositary Nominee;
(b) the automatic cancellation of any outstanding share certificates; and
(c) the recording of the DR Depositary Nominee as the registered holder of each such Affiliate Share and issuance by the DR Depositary to (or for the benefit of) each such Affiliate Shareholder, AstraZeneca DRs representing such Affiliate Shares on a one for one basis. The new Article 149.5 also provides that each such Shareholder shall be bound by the terms of the DR Terms which govern the relationship between the DR Depositary and the holders of AstraZeneca DRs.

New Article 149.6 (Transfer of Cede ADS Shares and Other ADS Shares and cancellation of ADSs)
Inclusion of a new Article to effect the following transactions in respect of each Cede ADS Share or Other ADS Share (in each case other than Affiliate Shares) represented by registered AstraZeneca ADSs at the Effective Time:

New Articles ref.	Explanation for proposed amendment

(a) with respect to the Cede ADS Shares:
(i) the automatic transfer of each such Cede ADS Shares to the DTC Nominee by first transferring such Cede ADS Shares to the DR Depositary Nominee as set out in Article 149.8;
(ii) the recording of the DTC Nominee as the registered holder of such number of Cede ADS Shares as is equal (save in respect of fractional entitlements, as described below) to the number of Cede ADS Shares which the AstraZeneca ADSs represent and crediting of a book entry interest in respect of each such Cede ADS Share to the DTC participants who held interests in AstraZeneca ADSs through DTC; and
(iii) the debiting of book entry interests in the AstraZeneca ADSs representing the Cede ADS Shares and cancellation of the relevant AstraZeneca ADSs;
(b) with respect to the Other ADS Shares:
(i) the automatic transfer of each such Other ADS Share to the DTC Nominee by first transferring such Other ADS Shares to the DR Depositary Nominee as nominee for the DR Depositary as set out in Article 149.8;
(ii) the automatic cancellation of any outstanding share certificates in respect thereof; and
(iii) the transfer of AstraZeneca Shares to and the recording of the DTC Nominee as the registered holder of each such Other ADS Share and crediting of a book entry interest in respect of each such Other ADS Share to the DR Depositary as custodian and election agent for the relevant Shareholder for a period not expected to exceed 180 calendar days under the custody arrangements described in this document; and
(c) persons whose direct or indirect holding of AstraZeneca ADSs cannot be exchanged for an exact number of AstraZeneca Shares (and who would otherwise be left with a fractional entitlement) will not be allocated fractions of AstraZeneca Shares and instead, the fractions of AstraZeneca Shares will be aggregated and the whole number of AstraZeneca Shares represented thereby will be sold by CTCNA, as AstraZeneca’s transfer agent, in the open market with the net cash proceeds from the sale thereof being distributed to any holders entitled thereto on a pro-rata basis.

New Article 149.7 (No change to shareholders’ mandates, preferences, elections and instructions)
Inclusion of a new Article confirming that, to the extent possible, all mandates, preferences, elections and instructions as to the payment currency of dividends, notices and other communications in force immediately prior to the Effective Time relating to AstraZeneca Shares will, unless and until revoked or amended, be deemed as (and continue to be) valid and remain unchanged following the Effective Time.

New Article 149.8 (Appointment of agents to give effect to the Harmonised Listing Structure)
Inclusion of a new Article permitting the Company to appoint any person as attorney and/or agent for a Shareholder to execute and deliver as transferor a form of register removal, transfer or instructions of transfer on behalf of the Shareholder (or any subsequent holders or nominees) and do all such other things and execute and deliver all such documents as may in the opinion of the Company or attorney or agent, be necessary or desirable to give effect to the arrangements in Article 149 (including effecting the transfer of AstraZeneca Shares to the DR Depositary Nominee (as nominee for the DR Depositary) prior to the onward inter-systems transfer from the DR Depositary Nominee to the DTC Nominee.

PART VI
DEFINITIONS
The definitions set out below apply throughout this document, unless the context requires otherwise.
“ADR Depositary”	JPMorgan Chase Bank, N.A., in its capacity as depositary for the AstraZeneca ADSs representing AstraZeneca Shares under the AstraZeneca ADR facility;
“ADR Programme”
the American Depositary Receipts programme operated pursuant to the terms of the Second Amended and Restated Deposit Agreement dated as of 6 February 2025, by and among (i) the Company (ii) the ADR Depositary and (iii) all registered holders and beneficial owners of AstraZeneca ADSs evidenced by AstraZeneca ADRs issued thereunder;

“Affiliate Shareholder”	any person who holds Affiliate Shares (and Affiliate Shareholders will be notified of their designation as such);
“Affiliate Shares”
AstraZeneca Shares held by any Affiliate Shareholder immediately prior to the Effective Time (including AstraZeneca Shares represented by AstraZeneca ADSs immediately prior to the effectiveness of the Harmonised Listing Structure) which are, or are identified by the Company to CTCNA as to be treated as, restricted securities for the purposes of US federal securities laws;

“AstraZeneca” or “Company”	AstraZeneca PLC, a company limited by shares and incorporated in the United Kingdom with registered number 02723534;
“AstraZeneca ADRs”
has the meaning given to it in paragraph 1 (Overview of existing arrangements in respect of AstraZeneca’s listed securities) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;

“AstraZeneca ADSs”
has the meaning given to it in paragraph 1 (Overview of existing arrangements in respect of AstraZeneca’s listed securities) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;

“AstraZeneca DI”	a depositary interest issued through CREST by the DI Depositary representing a beneficial interest in an AstraZeneca Share;
“AstraZeneca DRs”
has the meaning given to it in paragraph 2 (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of Part II (Explanation of the proposals to implement the Harmonised Listing Structure) of this document;

“AstraZeneca Group”	has the meaning given to it in paragraph 2 (No incorporation of websites) of the section of this document titled “Important Notices”;
“AstraZeneca Share Plans”
means the AstraZeneca All-Employee Share Plan, the AstraZeneca Deferred Bonus Plan, the AstraZeneca Extended Incentive Plan, the AstraZeneca Global Restricted Stock Plan, the AstraZeneca Performance Share Plan 2020, the AstraZeneca Restricted Share Plan and the AstraZeneca Savings Related Share Option Scheme;

“AstraZeneca Shares”	the fully paid ordinary shares of US$0.25 in the capital of AstraZeneca from time to time;

“AstraZeneca US Bonds”
has the meaning given to it in paragraph 1 (Summary of principal steps required to effect the Harmonised Listing Structure) of Part II (Explanation of the proposals to implement the Harmonised Listing Structure) of this document;

“Board”	the board of directors of AstraZeneca at the time of this document;
“Cede ADS Shares”	has the meaning given to it in paragraph 2(e) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;
“certificated” or “in certificated form”	refers to a share or other security which is not in uncertificated form;
“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities in accordance with the CREST Regulations operated by Euroclear UK & International Limited;
“CREST Manual”
the manual, as amended from time to time, produced by Euroclear UK & International Limited describing the CREST system, and supplied by Euroclear UK & International Limited to users and participants thereof;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 of the United Kingdom (SI 2001/3755), as amended from time to time;
“CSN Eligible Certificated Shares”
has the meaning given to it in paragraph 2 (c)(i) (Changes to Settlement and Dealings in AstraZeneca Shares at the Effective Time) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration);

“CSN Facility”
the corporate sponsored nominee facility arranged by AstraZeneca, currently operated by Equiniti Financial Services Limited, and which shall, at the Effective Time, be operated by Computershare Investor Services PLC;

“CSN Nominee”	Computershare Company Nominees Limited;
“CSN Non-Eligible Certificated Shares”	DTC Eligible Certificated Shares held by Shareholders resident in Non-Permitted Jurisdictions;
“CSN Operator”	Computershare Investor Services PLC, as operator of the CSN Facility;
“CSN Participant”	a holder of an interest in AstraZeneca Shares through the CSN Facility;
“CSN Permitted Jurisdiction”
a jurisdiction in which participation in the CSN Facility is permitted being, at the Latest Practicable Date: Argentina, Botswana, Brazil, Chile, Gibraltar, Guernsey, Guinea, Hong Kong, Indonesia, Isle of Man, Jersey, Mexico, Namibia, Paraguay, Peru, South Africa, South Korea, Switzerland, Taiwan, United Kingdom and countries within the European Economic Area;

“CSN Terms and Conditions”	the terms and conditions under which Computershare Investor Services PLC shall provide the CSN Facility, as amended from time to time, a copy of which is annexed to this document;
“CTCNA”	Computershare Trust Company N.A.;

“DI Custodian”
has the meaning given to it in paragraph 2(a) (DTC Eligible London Listed Shares) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;

“DI Deed”
has the meaning given to it in paragraph 2(a) (DTC Eligible London Listed Shares) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;

“DI Depositary”
has the meaning given to it in paragraph 2(a) (DTC Eligible London Listed Shares) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;

“DR Depositary”	CTCNA, as described in paragraph 2(a) (DTC Eligible London Listed Shares) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;
“DR Depositary Nominee”	GTU Ops, Inc. as nominee for the DR Depositary;
“DTC”	The Depository Trust Company;
“DTC Eligible Certificated Shares”	AstraZeneca Shares held in certificated form other than Affiliate Shares;
“DTC Eligible London Listed Shares”
all of the uncertificated London Listed Shares held within CREST immediately prior to the Effective Time, other than any such uncertificated London Listed Shares which are either: (i) DTC Eligible Swedish Listed Shares; or (ii) Affiliate Shares;

“DTC Eligible Swedish Listed Shares”	all of the Swedish Listed Shares that are issued and outstanding at the Effective Time, other than Swedish Listed Shares which are Affiliate Shares;
“DTC Eligible Uncertificated Shareholders”	has the meaning given to it in paragraph 2(a) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;
“DTC Nominee”	Cede & Co., as nominee for DTC;
“Effective Time”	the effective time of implementation of the Harmonised Listing Structure;
“Election Agent”	CTCNA, as described in Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;
“Election Agent Custody Exit Event”	has the meaning given to it in paragraph 2(c)(ii) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;
“Equiniti”	Equiniti Limited;
“Euroclear Sweden”	Euroclear Sweden AB;
“Existing Articles”	means the existing articles of association of AstraZeneca;
“Form of Proxy”	the form of proxy for use at the General Meeting which accompanies this document;
“General Meeting”
the digitally-enabled general meeting of AstraZeneca to be held at 2:30 p.m. (GMT) on 3 November 2025 pursuant to the Notice of Meeting set out in Part VII (Notice of General Meeting) of this document and any adjourned meeting thereof;

“Group”	AstraZeneca PLC and its subsidiaries and subsidiary undertakings;
“Harmonised Listing Structure”	has the meaning given to it in Part I (Letter from the Chair of AstraZeneca PLC) of this document;
“HMRC”	His Majesty’s Revenue and Customs;
“Holding Period”
the period not to exceed 180 calendar days following the Effective Time (unless otherwise agreed between AstraZeneca and CTCNA and communicated to the CSN Non-Eligible Certificated Shareholders and registered AstraZeneca ADS holders) for which CTCNA, as election agent, will hold AstraZeneca Shares as custodian for the CSN Non-Eligible Certificated Shareholders and registered AstraZeneca ADS holders;

“Latest Practicable Date”	6:00 p.m. (UK time) on 25 September 2025, being the last practicable date prior to publication of this document;
“London Listed Shares”
has the meaning given to it in paragraph 1 (Overview of existing arrangements in respect of AstraZeneca’s listed securities) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;

“London Stock Exchange”	the London Stock Exchange Group plc or the market conducted by it, as the context requires;
“Nasdaq Stockholm”	the Nasdaq Stockholm AB;
“Nasdaq”	the Nasdaq Stock Market LLC;
“New Articles”	the amended articles of association of AstraZeneca proposed for approval by Shareholders at the General Meeting pursuant to the Resolution;
“Non-Permitted Jurisdictions”	any jurisdiction other than a CSN Permitted Jurisdiction;
“Notice” or “Notice of General Meeting”	the notice convening the General Meeting, set out in Part VII (Notice of General Meeting) of this document;
“NYSE”	The New York Stock Exchange;
“Other ADS Shares”	has the meaning given to it in paragraph 2(e) of Part III (Settlement and Dealings in AstraZeneca Shares following the Settlement System Migration) of this document;
“pounds sterling”	the lawful currency of the United Kingdom;
“Register” or “Register of Members”	the register of members of the Company;
“Resolution”	the resolution to be proposed at the General Meeting as set out in the Notice of General Meeting;
“SDRT”	UK stamp duty reserve tax;
“Settlement System Migration”
has the meaning given to it in paragraph 1 (Summary of principal steps required to effect the Harmonised Listing Structure) of Part II (Explanation of the proposals to implement the Harmonised Listing Structure) of this document;

“Shareholder”	a holder of AstraZeneca Shares (excluding any AstraZeneca Shares held in treasury);
“subsidiary undertaking”	a subsidiary undertaking as that term is defined in section 1162 of the Companies Act 2006;

“Swedish Listed Shares”	all of the AstraZeneca Shares held within CREST by Euroclear Sweden AB as custodian for the underlying Shareholders as may be traded on Nasdaq Stockholm;
“uncertificated” or “in uncertificated form”	refers to a share or other security recorded on the relevant register of the share or security concerned as being held in uncertificated form;
“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;
“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia and all other areas subject to its jurisdiction;
“US dollars” or “$”	the lawful currency of the US;
“US Holder”
a beneficial owner of AstraZeneca Shares or AstraZeneca ADSs that is, for US federal income tax purposes: (i) a citizen or individual resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust subject to the control of one or more US persons and the primary supervision of a US court; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source; and

“Voting Record Time”	6:30 p.m. (GMT) on 30 October 2025.

PART VII
NOTICE OF GENERAL MEETING
NOTICE OF GENERAL MEETING OF ASTRAZENECA PLC
Notice is hereby given that a General Meeting of AstraZeneca PLC (the “Company”) will be held on the Lumi online platform and at the broadcast venue at the Kia Oval, Kennington, London, SE11 5SS on 3 November 2025 at 2:30 p.m. (GMT) for the purpose of considering and, if thought fit, passing the following Resolution. Shareholders are strongly encouraged to participate in the General Meeting electronically via the online platform by logging on to https://meetings.lumiconnect.com/100-392-363-424 on their personal device. Details on how to participate in the General Meeting can be found in the joining instructions on pages 38 to 39 of this Notice and, for holders of Swedish Listed Shares and AstraZeneca ADSs, in the separate documents sent to them.
Capitalised terms used in this Notice of General Meeting (the “Notice”) which are not defined herein shall have the meanings ascribed to them in the document of which this Notice forms part.
The Resolution is being proposed as a special resolution.
SPECIAL RESOLUTION
1.
THAT, the articles of association produced to the meeting (and for the purpose of identification signed by the Chair of the meeting) be adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company with effect from the conclusion of the meeting.

By order of the Board of Directors of the Company
Matthew Bowden
Company Secretary
29 September 2025
Registered office:
AstraZeneca PLC
1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge
United Kingdom
CB2 0AA
Registered in England & Wales No. 02723534

Notes to the Notice of General Meeting
Holders of AstraZeneca ADSs
Registered holders of AstraZeneca ADSs will receive a separate proxy voting instruction card and meeting guide, which includes instructions on how to vote and participate in the General Meeting and the remainder of these Notes to the Notice of General Meeting do not apply to such persons.
Holders of AstraZeneca ADSs should therefore follow the voting and other instructions set out in the separate documentation provided to them. AstraZeneca ADS holders are encouraged to vote in advance of the General Meeting through the ADR Depositary, although arrangements will be in place to facilitate voting during the General Meeting. Where AstraZeneca ADS holders have submitted voting instructions in advance, it will not be possible to vote, or change previously submitted voting instructions, during the General Meeting via the online platform. Therefore, any AstraZeneca ADS holder wishing to vote via the online platform during the General Meeting should not submit voting instructions in advance.
Voting in advance will not prevent registered AstraZeneca ADS holders from participating in, and asking questions during, the General Meeting via the online platform.
Beneficial owners who hold AstraZeneca ADSs through a bank, broker or other nominee will receive information on providing voting instructions from such bank, broker or other nominee.
Holders of Swedish Listed Shares
Holders of Swedish Listed Shares should follow the instructions set out in the separate documents sent to them as the remainder of these Notes to the Notice of General Meeting do not apply to such persons.
Holders of Swedish Listed Shares will be able to ask questions of the Board via the online platform by following the instructions set out in the relevant documents.
Holders of Swedish Listed Shares should follow the voting instructions set out in the documents sent to them and are encouraged to vote in advance of the General Meeting, although arrangements will be in place to facilitate voting during the General Meeting. Where holders of Swedish Listed Shares have submitted voting instructions in advance, it will not be possible to vote, or change previously submitted voting instructions, during the General Meeting via the online platform. Therefore, any holder of Swedish Listed Shares wishing to vote via the online platform during the General Meeting should not submit voting instructions in advance.
Online platform
The Board strongly encourages all Shareholders (including holders of AstraZeneca Shares in a nominee account or brokerage account or through the CSN Facility) to participate in the General Meeting via the online platform, as the content and presentation will be optimised for that format. Shareholders, holders of AstraZeneca ADSs and holders of Swedish Listed Shares can attend from any physical location, by joining the online platform using a personal device. The online platform can be found at: https:// meetings.lumiconnect.com/100-392-363-424. Joining instructions are on pages 38 to 39 of this Notice and, for holders of Swedish Listed Shares and AstraZeneca ADSs, in the separate documents sent to them.
Shareholders’ right to ask questions
Any Shareholder participating in the General Meeting has the right to ask questions, and is welcomed to do so in advance of or during the General Meeting. The Company must answer any question relating to the business being dealt with at the meeting but no answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.
Registration of Shareholder questions
We encourage Shareholders to register any questions they may have for the Board in advance of the General Meeting so that all views are heard even if a Shareholder is unable to participate on the day. Shareholders can register questions in advance until 2:30 p.m. (GMT) on 30 October 2025 at https://www.astrazeneca.com/investor-relations/shareholder-information.html#2025-0.
You are still welcome to ask a question at the General Meeting via the online platform irrespective of whether you have registered your question in advance. However, by registering your question in advance, you will help the Board to provide you with a more comprehensive answer. If you are unable to, or do not wish to, participate in the General Meeting on the day, you may also choose to receive a written response to your question or have it put to the Board during the General Meeting.

Full details of how to ask a question via the online platform during the General Meeting are set out from page 39.
Please endeavour to keep your questions concise and relevant to the business of the General Meeting. Where we receive a number of questions covering the same topic, we may group these to address as many of your queries as possible. Additionally, we may remove supporting statements or paraphrase questions to ensure they are clear and concise.
Entitlement to participate and vote
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, only holders of AstraZeneca Shares entered in the Register of Members of the Company by 6:30 p.m. (GMT) on 30 October 2025 or, if the General Meeting is adjourned, at 6:30 p.m. (GMT) on the day which is two working days prior to any adjourned meeting, (or, in each case, their duly appointed proxies or Nominated Persons) are entitled to participate or vote at the General Meeting in respect of the number of AstraZeneca Shares registered in their name at that time. Changes to the entries in the Register of Members after 6:30 p.m. (GMT) on 30 October 2025, or if this meeting is adjourned, in the Register of Members after 6:30 p.m. (GMT) two days prior to any adjourned meeting, shall be disregarded in determining the rights of any person to participate or vote at the General Meeting.
Voting at the General Meeting
All Shareholders are encouraged to vote either in advance or on the day. You will be able to vote in one of three ways in respect of the Resolution: ‘For’, ‘Against’ or ‘Vote Withheld’. Please note that a ‘Vote Withheld’ is not a vote in law and will not be counted in the calculation of votes ‘For’ and ‘Against’ the Resolution.
If you are a holder of Swedish Listed Shares or of AstraZeneca ADSs, you should follow the instructions set out in the specific documentation sent to you. If you hold via the CSN Facility, you should follow the instructions set out separately on page 37. If you hold shares through another nominee or brokerage account, you should follow the relevant voting instructions that have been provided to you.
Voting before the meeting
If you are a Shareholder, there are several ways to submit your voting instructions before the meeting, which are available from the publication date of this Notice: (1) via Equiniti’s Shareview website; (2) appointment of proxies through CREST; (3) appointment of proxies through Proxymity; or (4) by completing and returning a paper Form of Proxy.
Votes submitted electronically via Equiniti’s Shareview website, or via CREST and Proxymity, (options (1) to (3) above) should be registered by no later than 2:30 p.m. (GMT) on 30 October 2025. After then, you will no longer be able to submit your proxy vote via Equiniti’s Shareview website or CREST or Proxymity. Paper proxy votes (option (4) above) must be received by no later than 2:30 p.m. (GMT) on 30 October 2025. If you are voting by paper proxy, you are strongly encouraged to appoint the Chair of the General Meeting as your proxy. This means the Chair of the General Meeting will be able to vote on the day on your behalf, in accordance with your instructions.
Paper proxy forms are available from Equiniti on request; you can call our shareholder helpline on +44 (0) 800 389 1580, or use any of Equiniti’s alternative contact details listed on the back page of this Notice.
Any Shareholder that votes in advance of the meeting, in accordance with the voting instructions set out in this Notice, will have their votes cast at the meeting as per the instructions provided.
Voting on the day
Voting on the day will be available via the online platform once the Chair declares the poll open. Voting will remain open until the Chair closes voting at the end of the meeting.
Holders of AstraZeneca ADSs and Swedish Listed Shares that have voted in advance will not be able to vote via the online platform. They will still be able to participate in, and ask questions during, the General Meeting.
Poll voting
The Resolution will be put to a poll vote. This means that a Shareholder has one vote for every AstraZeneca Share held and the votes of all Shareholders who submit a proxy form in advance of the meeting are counted, even if the Shareholder does not participate in the meeting.

Entitlement to appoint proxies
A Shareholder may appoint one or more proxies (who need not be a member of the Company) to exercise all or any of their rights to participate and to speak and vote at a meeting of the Company provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. If a Shareholder appoints the Chair of the General Meeting as his or her proxy, the Chair will vote in accordance with the appointing member’s instructions. If the Chair is given discretion as to how to vote, he or she will vote in favour of the Resolution proposed at the General Meeting.
A Shareholder may only appoint a proxy by:
•
Completing and returning the Form(s) of Proxy accompanying this Notice;

•
Going to the Shareview website, www.shareview.co.uk;

•
Institutional investors may be able to appoint proxies electronically via the Proxymity platform, www.proxymity.io; or

•
If you are a user of the CREST system (including CREST personal members), having an appropriate CREST message transmitted.

If an individual is appointed as a proxy to participate and to speak at the General Meeting, the individual(s) appointed will be provided with a Shareholder Reference Number (SRN) and PIN. This will allow them to participate in the General Meeting via the online platform. The registered member should ensure they share the joining instructions with their appointed proxy.
Deadline for receipt of Form of Proxy or electronic appointment of proxy
To be effective, the Form of Proxy (or electronic appointment of a proxy) must be received by the Company’s registrar, Equiniti, not later than 2:30 p.m. (GMT) on 30 October 2025 or, if the General Meeting is adjourned, by no later than 48 hours (excluding any part of a day that is not a working day) before the time of the holding of the adjourned meeting.
Appointment of proxies through the Shareview website
Shareholders who would prefer to register the appointment of their proxy for the General Meeting electronically via the internet can do so through Equiniti’s online portfolio service, Shareview, and can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk by using their usual user ID and password. Once logged in, simply click ‘View’ on the ‘My Investments’ page, click on the link to vote and then follow the on-screen instructions. If you have not yet registered for a Shareview portfolio, please go to www.shareview.co.uk and enter the requested information. It is important that you register for a Shareview portfolio with enough time to complete the registration and authentication processes. Full details and instructions are given on the Shareview website.
Appointment of proxies through Proxymity
Institutional investors may be able to appoint a proxy or proxies electronically via the Proxymity platform, a process which has been agreed by the Company and approved by the Company’s registrar, Equiniti. For further information regarding Proxymity, please go to www.proxymity.io. Proxies must be lodged by 2:30 p.m. (GMT) on 30 October 2025 to be considered valid or, if the General Meeting is adjourned no later than 48 hours (excluding any part of a day that is not a working day) before the time of the holding of the adjourned meeting. Before an institutional investor can appoint a proxy via this process, they will need to have agreed to Proxymity’s associated terms and conditions. It is important that members read the terms and conditions carefully as members will be bound by the terms and conditions and they will govern the electronic appointment of the member’s proxy.
Appointment of proxies through CREST
CREST members who wish to appoint a proxy or proxies for the General Meeting, including any adjournment(s) thereof, through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST Manual on the Euroclear website, www.euroclear.com. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s) who will be able to take the appropriate action on their behalf.
In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (“CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given for a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Equiniti Registrars (ID RA19) by 2:30 p.m. (GMT) on 30 October 2025. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to a proxy appointed through CREST should be communicated to the proxy through other means.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that their CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. Therefore, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat a CREST Proxy Instruction as invalid in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
Holders of AstraZeneca Shares held through the CSN Facility
Holders of AstraZeneca Shares held through the CSN Facility may vote on the day via the online platform, or in advance with Equiniti’s online portfolio service, via the Shareview website, www.shareview.co.uk. Full details and instructions are given on the Shareview website. If you have not yet registered for a Shareview Portfolio, please go to www.shareview.co.uk and enter the requested information. It is important that you register for a Shareview Portfolio to allow enough time to complete the registration and authentication processes. Alternatively, holders can sign and return the CSN Voting Form, in accordance with the instructions included on the CSN Voting Form.
The deadline for the receipt of the CSN Voting Form and/or electronic voting instructions is 2:30 p.m. (GMT) on 29 October 2025, or if this meeting is adjourned, 72 hours (excluding any part of any day that is a non-working day) before the time appointed for holding the adjourned meeting prior to any adjourned meeting.
Holders of AstraZeneca Shares in other nominee services
Holders of AstraZeneca Shares in a nominee account or brokerage account may participate in the General Meeting if they are appointed as a proxy by the registered Shareholder. The holder should contact their nominee account provider to make arrangements for a proxy appointment or letter of representation to be completed. Duly appointed proxies and corporate representatives must contact the Company’s registrar, Equiniti, who will provide details on how to access the General Meeting. Please email: hybrid.help@equiniti.com. The mailbox is monitored 9:00 a.m. to 5:00 p.m. (UK time), Monday to Friday (excluding public holidays in England and Wales).
To ensure a proxy is able to participate, you should provide the required documentation by no later than 2:30 p.m. (GMT) on 30 October 2025.
Please contact your nominee account provider in the first instance to make arrangements.
EquatePlus account
Individuals who hold their interests in AstraZeneca Shares through EquatePlus managed by the nominee of the plan may direct the nominee to vote on their behalf by lodging their instruction online in accordance with the voting instructions received by email.
Appointment of corporate representatives
Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that if two or more representatives purport to vote in respect of the same shares:
•
if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way; and

•
in other cases, the power is treated as not exercised.

Nominated Persons
Any person to whom this Notice of General Meeting is sent who is a person nominated under section 146 of the Companies Act 2006 to enjoy information rights (“Nominated Person”) may have a right, under an agreement between him or her and the member by whom he or she was nominated, to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he or she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.
The statement of the rights of members in relation to the appointment of proxies above does not apply to Nominated Persons. The rights described above can only be exercised by members of the Company.
Email communications
You may not use any email address provided in this Notice to communicate with the Company for any purposes other than those expressly stated.
Voting Results
The results of the voting at the General Meeting will be announced through a Regulatory Information Service and will appear on our website at www.astrazeneca.com as soon as reasonably practicable following the conclusion of the General Meeting.
Total voting rights
At 6:00 p.m. (UK time) on 25 September 2025 (being the Latest Practicable Date prior to the publication of this Notice), the Company’s issued share capital consisted of 1,550,701,945 ordinary shares, carrying one vote each. Therefore, the total voting rights of the Company at 6:00 p.m. (UK time) on 25 September 2025 were 1,550,701,945.
Documents available for inspection
Copies of the proposed New Articles and the Existing Articles, marked up to show the proposed changes, are available from the date of this document for inspection on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on the Company’s website at https://www.astrazeneca.com/investor-relations/shareholder-information.html#2025-0 and will be made available for inspection on the online platform and at the place of the General Meeting for at least 15 minutes before and during the General Meeting.
Security
As we may choose to implement a range of security measures, based on a thorough assessment of potential risks, any individual who attends the broadcast venue will be subject to having their bags or briefcases searched. Please note that any bags larger than a briefcase or handbag will be required to be left outside the broadcast venue. For the safety and security of others who may be at the broadcast venue, photography and filming will not be permitted.
Language
The General Meeting will be broadcast in English.
Additional information
A copy of this Notice and other information required by section 311A of the Companies Act 2006 can be found at https://www.astrazeneca.com/investor-relations/shareholder-information.html#2025-0.
All references to times in this Notice are to GMT unless otherwise stated.
Joining instructions applicable to Shareholders other than holders of AstraZeneca ADSs and Swedish Listed Shares (who should instead refer to the documentation made available to them)
Accessing the meeting electronically
Visit https://meetings.lumiconnect.com/100-392-363-424 on your smartphone, tablet or computer.
You will then be required to enter your:
•
Shareholder Reference Number (SRN)

•
PIN (the first two and the last two digits of your SRN)

Access will be available one hour prior to the start of the General Meeting. If you experience any difficulties, please contact Equiniti by emailing hybrid.help@equiniti.com stating your full name and postcode.
You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. An active internet connection is required at all times to participate in the meeting.
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Once logged in, you will see the home page which contains instructions for using the platform.
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Once the Chair has formally opened voting, the Resolution will automatically appear on your screen. Select the option that corresponds with how you wish to vote.
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To avoid delay accessing the meeting, contact should be made at least 24 hours prior to the meeting date and time.
Mailboxes are monitored 9:00 a.m. to 5:00 p.m. (UK time) Monday to Friday (excluding public holidays in England & Wales).

ANNEX
CSN TERMS AND CONDITIONS
Key information about this Service
CORPORATE SPONSORED NOMINEE ACCOUNT TERMS AND CONDITIONS
1.1
What Service are we providing?

We agree to provide you with access to the AstraZeneca PLC corporate sponsored nominee account (“Service”). The type of Security held in the corporate sponsored nominee account for you by our Nominee will be Depositary Interests. We are authorised and regulated by the Financial Conduct Authority. These legally binding terms explain to you the relationship between you and us in relation to the Service.
The price of Securities can go down as well as up and the income from Securities is not guaranteed. You may suffer a loss and receive back less than you originally invested. Remember that past performance is no guide to future performance.
Please read these terms and conditions carefully. If there is anything you do not understand, please contact us or seek independent professional advice. We may change these terms and conditions, if we do so, we will let you know beforehand.
We only make the Service available to people over 18 years old living in one of the Permitted Countries and to companies in one of the Permitted Countries. You may not use this Service unless you live in a Permitted Country or (for companies) you are registered in a Permitted Country. In any event, you may not use this Service in a country where it would be either illegal to do so or that would require us to observe regulatory procedures or legal formalities in addition to those required in England and Wales. The Permitted Countries section has further details.
1.2
How much will it cost you to use the Service?

We will not charge you for holding your Securities. The Company is charged an annual administration fee for the provision of the Service. We may charge you a fee for transferring your Securities, or for using some of the services provided under these terms and conditions. If the Company makes a distribution or pays a cash dividend then where we carry out a currency conversion for you, we or the Company will charge a fee of up to 1.5% of the distribution or cash dividend. So for example if we converted a cash dividend of £100 into another currency for you, you would be charged £1.50.
If, following your instructions, we transfer your Securities to a central securities depository (CSD), a third party brokerage account or you, we will charge you £50. We may deduct our fees directly from your Account before arranging for monies to be sent to you by one of the methods set out in these terms and conditions, or we may request you send us a cheque or make payment to us by another means. You may request an itemised breakdown of total costs and charges. Further information on our charges is available in the What are our Costs section.
1.3
Are we providing you with any advice?

We will not provide you with any investment, taxation or legal advice in relation to either the Service or the purchase, sale or transfer of Securities. We will not assess the suitability or appropriateness of any product, service or transaction and we will not recommend or invite you to sell, transfer or hold your Securities. You will not benefit from the protection of the FCA Rules on assessing appropriateness.
It is your responsibility to make sure the Service is right for you and you may wish to seek independent professional advice before using it.
1.4
How do you contact us?

You can contact us by e-mail at web.queries@computershare.co.uk or by post. You can also telephone us on 0370 707 1682 between 08:30 to 17:30 on Business Days. The Contacting Each Other section has further details.
1.5
How do you keep your personal information up to date?

When we contact you we will use the most recent contact details we have for you on our records. Where we make a payment to you it will be to the bank account details we have for you on our records or by cheque that we will send to the most recent address we have for you on our records. You must tell us immediately if you change your contact details or your bank account.
1.6
What happens if you are unhappy with the Service?

We will always aim to provide the Service with reasonable care and skill. If you are not happy with any aspect of the Service, please contact us. The Complaints and Compensation section has further information. Please note that we limit our liability to you under these terms and conditions. Further information is contained in the Limits on our Liability section.

List of technical words used in these terms and what they mean
When a word appears in these terms that starts with a capital letter, check to see if it appears in the list of defined terms below for its specific meaning.
“Account”	means the account managed by our Nominee who shall use it to hold Securities on your behalf;
“Business Day”	means any day on which the London Stock Exchange (“LSE”) is open for business;
“Company”	means the company in which we hold Securities on your behalf and any other company it has control of or that is controlled by the same people who also control the company, as the context requires;
“CSD”
means a central securities depository which is a computer-based system enabling securities to be held and transferred electronically. Relevant depositories include CREST in the UK, the Depository Trust Company in the USA, Nominatif Pur in France and Issuer Sponsored Subregister in Australia;

“FCA”	means the UK Financial Conduct Authority;
“FCA Rules”	means the rules, guidance and principles set out in the FCA Handbook;
“Nominee”
means one of our group companies which we may nominate to provide the Service, and whose business shall consist solely of acting as a nominee holder of shares or other securities on behalf of others. This company shall initially be Computershare Company Nominees Limited;

“Security”	means financial instruments issued by the Company which may include:
• stock, or shares which are a unit of share capital;
• depository interests or CREST Depository Interests which represent shares and can be held and settled electronically through a CSD; and
• debenture, loan note, right, warrant, or any other type of financial instrument.
and “Securities” shall mean any one or combination of these.
“us”, “we”, “our” or “Computershare”	means Computershare Investor Services PLC (Company No: 3498808) whose registered address is The Pavilions, Bridgwater Road, Bristol, BS13 8AE, Financial Services Register No. 188534;
“you”
means the person holding an interest in the Security. Where our Nominee holds your Security for more than one person, references to “you” in these terms and conditions are to be treated as references to each joint holder jointly and severally.

Interpretation We have referred to some statutes, regulations or other rules. References to them include references to them as amended or replaced from time to time. Where we have referred to a time of day this means UK time, unless we say otherwise. Where we start a phrase with the words ‘including’ or ‘include’, the phrase is to be construed as illustrative only and does not limit the sense of the words preceding those terms.

How the Service will
operate
2.
Nominee Arrangements

2.1
Our Nominee normally holds your Securities electronically in a relevant CSD. Nothing in these terms varies in any way any of the rights or duties our Nominee has as legal owner in relation to the Company.

2.2
Our Nominee will hold your Securities on bare trust for you which means that they will be the legal owner of the Securities and you will remain the beneficial owner.

2.3
You agree that the Company may issue Securities to our Nominee and require our Nominee to hold the Securities. Under these terms neither we nor our Nominee will have any claim over or interest in your Securities other than where we use them as security against a debt you owe to us (subject to FCA Rules), or where we do so under a separate agreement.

2.4
You agree that you alone have all interests and rights in the Securities and that you will not pledge or charge the Securities to any third party. Therefore you must not give any other person rights over your Securities, or give them any benefits or rights under these terms. We will not recognise any duty or responsibility to any third party. We will only recognise our responsibilities to you under these terms and conditions. You must tell us immediately if someone is claiming an interest in your Securities or may try to stop you from transferring them.

2.5
We will only accept instructions from you in writing or via your online account, and which contain your Shareholder Reference Number (“SRN”). We put this number on all statements we send to you. You must keep the SRN secure and maintain the security of your account at all times. You must use your SRN in all communications you send to us about your Securities. If you lose or fail to quote your SRN we may delay acting upon your instruction. If you ask us we will acknowledge your instructions to transfer by an amended statement of holdings. We will confirm any other instructions by simply following them. We will not write to you to tell you we have done so.

3.
Company meetings and communications

3.1
Where we are reasonably able to, we will let you know about the Company’s annual meetings and other shareholder meetings. We will also send you a form you can give to our Nominee with your voting instructions to vote by proxy, on a poll, or by show of hands. If you want to attend a shareholders’ meeting we will appoint you as our proxy in respect of your Securities (as long as this is permitted by the Company’s constitutional documents), provided you have sent us the relevant form correctly filled out and on time, with your instructions. We can only offer you these services in so far as they are allowed by the CSD. We will let you know when we are able to offer this service.

4.
Entitlements attaching to Securities and corporate actions

4.1
In the event of a corporate action (for example a takeover or rights issue) we will treat you as far as reasonably possible as if you were a registered shareholder. Where you want to exercise any rights over your Securities we will follow your reasonable written instructions, provided you instruct us following these terms and conditions and in accordance with any instructions we provide you with at that time. Where a payment is required on your behalf, we will not act on your instructions until you have sent us money to cover that payment.
4.2
Where our Nominee holds Securities or other rights in the Securities for other investors, our Nominee will share them among all investors on a pro rata basis. If any fractions in the Securities arise as a result of our Nominee holding the Security for a number of investors then our Nominee will aggregate the fractions and sell them with the sale proceeds shared among all investors on a pro rata basis.

4.3
If the Company offers a dividend reinvestment plan, it will be subject to separate terms and conditions which will be provided to you when the dividend reinvestment plan becomes available.

4.4
If you choose to take part in any currency election that we offer you, we will convert any distribution or cash dividend payable and attributable to your account with our Nominee into any other available currency. We will pay you this money by cheque or by electronic transfer into your nominated UK bank account, at about the same time as this happens for other Company shareholders.

4.5
We will hold this money in a client money bank account in our name which will be governed by the FCA rules on client money. We will not pay you interest. We will charge you a currency conversion fee every time we convert your cash dividend or distribution into another currency, which we will deduct from your dividend or distribution before sending to you. Refer to the What are our Costs section for more information.

4.6
We will carry out the currency conversion using a competitive rate based on a wholesale exchange rate. The wholesale rate is a point in time rate that is updated throughout the day subject to the availability of currencies for online trading. It will be derived from a reliable foreign exchange feed such as Reuters or Bloomberg and will also be dependent upon the ability to buy and/or sell currencies and the bulk buying position.

4.7
We may combine a number of foreign currency conversion instructions for payments denominated in the same currency, in order to provide a more favourable exchange rate than if each order were carried out separately. We will not accept from you any instruction that the conversion must be carried out at a minimum currency exchange rate.

4.8
You agree that the currency exchange rate may vary after you send us your instructions but before we are able to convert the currency, which may reduce the value of the proceeds we send you. We accept no liability for any losses or expenses which you may suffer as a result of any such movement in the currency exchange rate.

4.9
The payment of any cash dividends or other distributions from your Securities may attract withholding tax, a tax required to be applied by us on any dividend or other distribution payable to you. We may deduct any withholding tax from the cash dividend or other distribution payable to you, and pay it to the relevant tax authority. We may appoint a “Withholding Agent” to send any withholding tax to the tax authorities for you. We may require you to send us a dividend withholding form or such other information as we require to work out exactly how much withholding tax you owe.

5. Statements
5.1
When we open an Account for you we will send you a statement setting out how many Securities you have in the Account. After that we will send you a statement at least quarterly i.e. at regular intervals not less than four times a year for as long as we hold assets or cash for you. You may request statements more frequently, but we may charge you for providing these.

5.2
You must check your statements and if anything is wrong or you have any questions about the statement you must contact us straightaway.

6.
What are our Costs?

6.1
Our fees are set out in the Key Information section.

6.2
We will not charge you for holding your Securities in the Account and taking care of much of the administration.

6.3
We may charge you for other ancillary services provided under these terms and conditions such as providing duplicate tax vouchers, acquisition costs, withdrawal and statutory fees or other charges associated with carrying out your instructions. Our current fees and charges for these other services are available upon request from us.

6.4
We may increase our charges and we will notify you in writing at least 20 Business Days in advance of any proposed new charge or before we increase our charges. If we do this, you may withdraw from the Service within the notice period without incurring any penalties. We may increase our charges for any reason, which may include:

(a)
increases in inflation;

(b)
changes in interest rates;

(c)
increases in our running costs of the Service;

(d)
additional charges imposed by parties we work with in connection with the provision of the Service;

(e)
new services being offered under the Service;

(f)
alterations in the provision of the Service being provided; and/or

(g)
tax or legal changes.

6.5
All applicable UK Value Added Tax (VAT) on our fees, commissions and charges is payable by you to us. All our fees, commissions and charges are inclusive of any applicable VAT unless specifically stated otherwise. Our dealing and currency conversion fees are exclusive of VAT, but currently no VAT is applicable to these fees. If that situation changes in the future we will charge you VAT without notifying you beforehand.

6.6
If you instruct us to transfer any of your Securities you agree to indemnify us and our Nominee against any liabilities or costs we or the Nominee may suffer, because of anything you have done that stops the transfer from completing.

7.
Purchases and Sales of Securities

7.1
If the Company permits it, you may buy more Securities and put them in your Account at any time. There may be other instances where we will permit our Nominee to accept additional Securities into your Account.

7.2
If you take part in a dividend reinvestment plan you will have more Securities added to your Account.

7.3
You can only buy or sell your Securities through a facility we may provide, which will be subject to its own terms and conditions.

8.
How to Exit or Transfer from the Service

Transfer
8.1
You may instruct us to arrange for our Nominee to hold your Securities for someone else or to add someone else as a joint holder of the Securities with you. We will only do this if you send us the correct form confirming that this transfer is a gift from you to them. We will not charge you for this transfer.

8.2
We may reject any transfer instruction provided using the wrong or incorrectly filled in form. You may not amend or cancel any transfer instruction once you have sent it to us.

8.3
We will not accept transfer of Securities into our Nominee unless the Company allows us to do so.

8.4
We may choose to reject an instruction to transfer Securities into the Nominee’s name (provided we have a reasonable basis to do so, for example, if you owe us money or your transfer request is incompatible with these terms and conditions or our legal and regulatory obligations).

Cancellation Rights
8.5
You may cancel participation in the Service up to fourteen calendar days after activation of the Service to you (the Cancellation Period). However, you will lose your cancellation right if you ask us during the Cancellation Period to process any payment to you or sell any of your Securities for you, in accordance with separate dealing terms and conditions.

8.6
If you want to cancel your participation in the Service you must tell us before the Cancellation Period ends. We will not charge you any fees when you cancel. After you have cancelled and we have transferred any Securities these terms and conditions will cease to apply to you. If you do not cancel then we will provide the Service in accordance with these terms and conditions.

Withdrawal Rights
8.7
You may end this agreement for the Service with us at any time. You will have to pay any fees and taxes associated with withdrawing, save that you may withdraw from the Service free of charge in the 30 days following the date of admission of the Company’s shares on the New York Stock Exchange.

What you need to know about both your Withdrawal and Cancellation Options.
8.8
When you cancel or decide to withdraw from the Service we will, depending on your instructions and the options available to you as set out in the Key Information section, transfer your Securities from the Service to:

(a)
you, so that you may hold a share certificate and be named directly on the Company share register;

(b)
you, so that you may hold your Securities through a relevant CSD; or

(c)
a third party stock brokerage account.

8.9
You can end the Service by either writing to us, or by using the form we send you. You must give details of the full name and SRN of the account you wish to end and if you wish to end an account in the name of joint holders, then the form must be signed by all joint holders.

9.
Our Right to end this Agreement

9.1
We may stop you using the Account at any time on five days’ notice if:

(a)
we think you are in material breach of these terms and conditions; or

(b)
we or our Nominee is unable to comply with any obligation we or our Nominee are subject to in relation to your Securities.

9.2
If this happens or if the agreement between us and the Company governing the Account ends (in whole or in part) or if you or we choose to end this agreement for the Service or if the Account closes for any other reason then we will, depending on your instructions and the options available, transfer your Securities from the Account to either:

(a)
you, so that you may hold a share certificate and be named directly on the Company share register;

(b)
you, so that you may hold your Securities through a relevant CSD; or

(c)
a third party stock brokerage account.

9.3
Even if we end this Service for any of the reasons set out above we will still honour any instructions which you have already sent to us, subject to these terms and conditions. When this Service ends for whatever reasons yours and our rights and responsibilities to each other that continue afterwards, in relation to the Service, shall still be governed by these terms and conditions.

9.4
Whenever we transfer Securities into your name on the Company share register, the Company may apply any mandates or other instructions given by you under the Service to your registered holding.

9.5
You agree to appoint us to be your agent for the purpose of issuing any instructions to the relevant CSD to give effect to the transfers referred to in these terms and conditions.

10.
Joint holders

10.1
We will send all notices and other documents under these terms and conditions to the first named holder on the nominee register, which will then be treated as sent to all of the other joint holders. The first named joint holder who receives the notices or other documents agrees to notify the other joint holders. Only one joint holder may be nominated as proxy to attend, speak and vote at meetings of the Company’s shareholders (where that proxy facility is made available by the CSD and where it is possible under the Company’s constitutional documents).

10.2
Each joint holder therefore agrees that:

(a)
we and our Nominee are liable to the joint holders taken together and not separately; and

(b)
the joint holders are liable to us and the Nominee together and not separately.

10.3
We will only accept transfer instructions given by or on behalf of all of the joint holders, but we may accept other instructions signed by one or more joint holders which means the joint holder(s) giving the instructions warrant(s) to us that they have the necessary authority to act on behalf of all joint holders. We will only hold Securities for up to four joint holders.

10.4
Where we receive transfer instructions from a corporate holder, we will assume the signatory has the necessary authority to act on behalf of the corporate holder.

General information
1.
Limits on our liability

1.1
We and our Nominee will provide the Service with reasonable care and skill.

1.2
We are not liable for losses unless they are foreseeable by each of us at the time we enter into an agreement governed by these terms and conditions and are caused by our or our Nominee’s breach of these terms and conditions, negligence, wilful default or fraud.

1.3
We are not liable for losses or expenses suffered by you that are caused by:

(a)
your failure to obey the law;

(b)
third parties (which for this purpose includes banks, custodians the Nominee and CSDs but otherwise excludes our own sub-contractors) subject to the provisions of these terms and conditions;

(c)
documents getting lost or delayed in the post;

(d)
delays over the internet before your communication reaches the Computershare website;

(e)
your online communication being intercepted or hacked before it reaches the Computershare website;

(f)
any planned maintenance that we have to carry out which will normally take place outside Business Hours;

(g)
fraudulent instructions;

(h)
us acting on your instructions; and/or

(i)
unclear instructions.

1.4
We are not liable for any indirect losses or consequential loss of any kind and in any event we are not liable for:

(a)
loss of opportunity (including investment opportunity);

(b)
loss of potential future income, revenue, or increase in value;

(c)
loss of income including interest;

(d)
loss of goodwill;

(e)
loss of anticipated savings; or

(f)
any wasted time,

whether they amount to direct or indirect loss.
1.5
Nothing in these terms and conditions excludes or limits in any way our liability for:

(a)
death or personal injury caused by our negligence; or

(b)
fraud or fraudulent misrepresentation; or

(c)
any other matter for which it would be illegal or unlawful for us to exclude or limit or attempt to exclude or limit our liability.

1.6
We shall not be responsible for delays or failure to perform the Service due to circumstances beyond our reasonable control which may include for example market conditions, halts on trading in a market, power failures or natural disasters. Where we do suffer such delays we will try to resume the Service as soon as reasonably possible.

1.7
You accept responsibility for all instructions you send to us or arrange to be sent to us on your behalf.

2.
Contacting Each Other

2.1
When you write to us you must send all correspondence to:

Computershare Investor Services PLC,
The Pavilions, Bridgwater Road,
Bristol BS99 6ZZ
and include the full name and SRN of your Account.
2.2
When we send documents by post to you we will treat them as delivered two Business Days after we have sent them if you live in the UK, or five Business Days after if you live outside the UK. Where we send documents by courier, we will treat them as received by you on delivery.

2.3
If we send you an email or communicate with you via the Computershare website we shall regard the communications as being delivered instantly.

2.4
We will not accept any instructions from you by fax, email or photocopied forms.

2.5
Ours and your obligations under these terms and conditions shall be binding on us and you and your successors, executors, administrators and other legal representatives.

2.6
Where we are reasonably satisfied someone has proved they are authorised to act on your behalf in relation to your Securities, we will be entitled to rely and act upon any instructions they give us on your behalf as if they came from you. We will only act on an instruction sent under a power of attorney if you send the original power of attorney or a copy certified by a solicitor or notary public to us by post, which will be inspected and returned to you.

2.7
We provide these terms and conditions in English and we will only communicate with you in English when providing the Service.

3.
General

3.1
These terms and conditions and the Service are governed by the laws of England. You agree that any claim under these terms must be brought before an English court.

3.2
You agree under these terms and conditions that your Securities and your rights and interests in your Securities are provided to us as security. You will indemnify us against any losses and expenses we suffer because:

(a)
you fail to give us sufficient funds to carry out your instructions;

(b)
you are in breach of these terms and conditions; or

(c)
we have had to pay taxes on your behalf arising out of your use of the Service.

3.3
Where we owe you money and you owe us money under the Service, we will deduct the monies you owe us from the monies we owe you, and only send you the net amount (if any).

3.4
We will round down any money payable to you to the nearest penny and keep the difference for our own benefit.

3.5
Unless we waive any of our rights in writing you cannot take any conduct or delay on our part to mean we have given up those rights.

3.6
We reserve the right to reject instructions from you. We may do this if we think we need to:

(a)
obtain further information from you;

(b)
comply with any legal requirements (for example: obtaining evidence of identity to comply with anti-money laundering regulations);

(c)
investigate any other issues we may have with your instructions;

(d)
check that you are not breaching money laundering legislation; and/or

(e)
carry out a credit check against you.

Where you fail to provide us with the evidence we need we may stop holding Securities and/or stop making payments to you. We may also notify the relevant authorities. We will notify you in writing as soon as possible if we decide not to accept an instruction from you. By agreeing to use this Service, you give us permission to check your identity using electronic identity checking services where necessary.
3.7
Neither we nor our Nominee will lend your Securities to any third party or borrow money using them as security.

3.8
When we arrange for the sale of Securities for you we could be:

(a)
acting for an associated company which is dealing as principal for its own account by buying Securities from you;

(b)
buying Securities where an associated company is involved in a new issue, rights issue, takeover or similar transaction concerning the Company Security; or

(c)
otherwise in a position where we have a material interest in the transaction.

3.9
Conflicts of interest which may be detrimental to you may arise between us, our agents, our other corporate clients, our employees and those who use the Service. We will make every effort to identify and prevent such conflicts. Where this is not possible, we will manage and mitigate the conflicts. Where we cannot prevent, manage or mitigate such conflicts we will disclose details to you. You may obtain a copy of our Conflicts of Interest Policy, which we update regularly, on our website or you may request a copy by writing to us at Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS13 8AE, United Kingdom.

3.10
In performing the Service we may on occasion employ agents to carry out certain activities. Before doing so we will satisfy ourselves that they are able to do the job we are asking them to do.

3.11
The Service (and as a result all or some client money and assets) may at any time be moved to another provider. You will be notified in advance of when this will occur (the transfer date). The new provider may notify you of any changes to the scope of the Service and details of their terms and conditions as well as any associated information such as changes of address and banking details. Rights you may have against us which relate to the period before the transfer date will not be affected, but we and the Nominee shall have no liability to you in respect of the period after the transfer date.

3.12
We may at any time move all or part of our business (and as a result all or some client money and assets) to another provider, including for example as part of a restructure or amalgamation. The new provider will assume our rights and obligations under these terms and conditions and we will notify you in advance of when this will occur (the transfer date). This notice will include details of any changes to the Service and to these terms and conditions necessary because of the transfer, for example changes of address and banking details. Rights you may have against us which relate to the period before the transfer date will not be affected, but we and the Nominee shall have no liability to you in respect of the period after the transfer date.
Subject to the contents of the notice referred to above, from the transfer date:
(a)
these terms and conditions will be treated for all purposes as being entered into by you and the new provider rather than us;

(b)
references to us will be read as references to the new provider and references to the Nominee will be read as references to the new provider or its new nominee; and

(c)
we and the Nominee will be released and discharged from all of our obligations under these terms and conditions.

3.13
In these circumstances, we will satisfy ourselves that the new provider will hold monies in accordance with the FCA Rules on client money or if not, we will exercise due skill, care and diligence in assessing whether the new provider will apply adequate equivalent measures to protect your client money. You agree that from the transfer date we will no longer hold your money in a client money bank account and we will no longer treat it as client money under the FCA Rules.

3.14
In offering the Service we will treat you as a “retail client”. As a retail client you are protected by the FCA Rules and you may be eligible for compensation under the FSCS, as described further in the Complaints and Compensation section.

3.15
Only you or we have any right to enforce these terms and no third party has right to enforce any of the terms by virtue of the Contracts (Rights of Third Parties) Act 1999.

3.16
We will not do anything which we think would or might break any relevant laws, rules, regulations or codes, or risk exposing us to criticism for behaving improperly or not acting in accordance with good market practice.

3.17
We will notify you when we change these terms and conditions and if we make any changes that are to your material disadvantage, we will give you not less than twenty Business Days’ notice before such change becomes effective, and you will be able to withdraw from the Service without suffering any penalty during this period of twenty Business Days if you disagree with the change.

3.18
We may change these terms and conditions without telling you beforehand if we need to change them because the law or regulation changes.

4.
Client Money and Assets

4.1
When we provide you with the Service you agree that we can hold your money in a UK bank chosen by us. The money will be held in a separate pooled client money bank account together with other clients’ monies but separate from our money. You will still have the same rights to your money. The account will be governed by the FCA Rules on client money. All money belonging to clients will be held on trust for the sole benefit of clients. We will not pay interest on monies we hold for you.
4.2
Assets will be segregated and held with assets of other customers of our nominee services. You agree that by pooling your Securities with those of other shareholders you retain all rights you have as the legal owner of your assets, but that your entitlement will not be identifiable by separate share certificates or other physical or electronic records of title.

4.3
We will not be responsible for anything a UK bank or any sub-custodian in relation to the assets, does or fails to do with your money or assets.

4.4
Under the FCA Rules, if we, a bank or any sub-custodian becomes insolvent and cannot repay all the money or assets owed to clients this could result in a shortfall. In that case, we will treat money or assets as pooled, which means that any shortfall will be shared equally and proportionally with other shareholders of the Company and other customers of ours who are affected by the shortfall. You may not recover all of your money or assets. In this situation, you may be eligible to claim under the Financial Services Compensation Scheme (FSCS). For more information, please see the Complaints and Compensation section.

4.5
Sometimes, in exceptional circumstances we may hold your money or assets in a bank or sub-custodian based outside of the UK. If we do so, we will take all reasonable steps to protect your money or assets in line with local laws, which may be different from the laws in the UK, and your rights in the event of insolvency of the bank or sub-custodian may be reduced.

4.6
If you hold client money with us and there has been no movement in your balance for at least six years, other than charges we may have levied, we may remove this money from the client money bank account and donate it to a registered charity of our choice. You may later claim this sum of money back from us, but you will not be entitled to claim any interest on it. We will let you know at least 28 days before we do this by writing to you at the last email or postal address we have for you. Where the amount is no more than £25 (or equivalent) and you fail to claim it before the 28 day notice period expires, we will donate the money without attempting to contact to you again. If the amount is more than £25 (or equivalent), after the 28 day notice period expires, we will make at least one further attempt to contact you using other means, before donating the money to charity.

4.7
If we have not received any instructions from you for at least twelve years, we may sell assets we hold for you at market value if the law and applicable regulations allow it. You may later claim from us a sum equal to the value of the proceeds at the time your assets were sold. You will not be entitled to claim any interest on this sum. We will let you know at least 28 days before we do this by writing to you at the last email or postal address we have for you. If we have not heard from you within the 28 days’ notice period, we will make at least one further attempt to contact you using other means. After a further 28 day period, we will donate the assets or proceeds to a registered charity of our choice.
5.
Permitted Countries

5.1
The Permitted Countries list may be updated from time to time with the current list displayed on our website. If you are resident in another territory you will be excluded from the Service. If you are unsure of your status please call us.

6.
Data Protection

6.1
In order to provide the Service to you we need to use your personal information. We may also transfer your personal information to other countries which have different data protection laws. We will only do this if we are satisfied that there are adequate safeguards in place to protect your personal information.

6.2
For full details about how we use and share your personal information please see our Privacy Policy, which is available on our website. The Privacy Policy also explains your rights in relation to your personal information and how you can exercise them.

7.
Complaints and Compensation

7.1
If you are dissatisfied with the Service we have provided you or wish to receive a copy of our complaints procedure please write to us or find a copy of our complaints procedure on the Computershare website. If we cannot resolve your complaint, you may refer it to the Financial Ombudsman Service, Telephone: +44 (0)800 023 4567 (free from UK landlines) or 0300 123 9123 (from UK mobiles) or at www.financial-ombudsman.org.uk.

7.2
Under the FSCS you may be entitled to compensation if we cannot meet our financial obligations. You may be covered for up to 100% of the first £85,000 (or equivalent) of your investments (i.e. a maximum of £85,000 per person). Where we hold your money in a client bank account and the relevant UK approved bank becomes insolvent, you may be covered under the FSCS for up to £85,000 of the money on deposit with that bank. Details about our external banking partners are available on request. These amounts may be subject to change. Where we are required to hold your client money in a jurisdiction outside the UK, your rights in the event of insolvency may be reduced. Further details of your rights under the FSCS can be found here: www.fscs.org.uk.

Toppan Merrill, London
25-26326-11

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 29, 2025
ASTRAZENECA PLC
By:	/s/ Matthew Bowden Name: Matthew Bowden Title: Company Secretary